EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

AT A PURCHASE PRICE OF $3.15 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON DECEMBER 18, 2003, UNLESS THE OFFER IS EXTENDED.

OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), is offering to purchase at a price of $3.15 net per share in cash, without interest, any and all outstanding shares of its common stock on the terms and subject to the conditions specified in this Offer to Purchase and related Letters of Transmittal. This tender offer is being made pursuant to an Agreement and Plan of Merger, dated November 5, 2003, by and among Terrapin Partners Holding Company LLC (“TP HoldCo”), Terrapin Partners Subsidiary LLC (“TP Sub”), its wholly-owned subsidiary, TP Merger Sub, Inc. (“MergerCo”), and OAOT (the “Merger Agreement”). Although the tender offer is being made to all holders of OAOT common stock, TP HoldCo and its affiliates will not tender any OAOT shares pursuant to the tender offer. TP HoldCo is the beneficial owner of approximately 51% of the outstanding OAOT common stock through its subsidiary, TP Sub.

The tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding OAOT shares held by the unaffiliated stockholders. The unaffiliated stockholders are those holders of OAOT common stock other than TP HoldCo and its affiliates and the directors and officers of OAOT. The tender offer is also subject to certain other conditions, including the condition that OAOT has sufficient financing to consummate the tender offer. The conditions to consummation of the tender offer are described in Section 10, “The Offer—Certain Conditions of the Offer.”

This is a “going-private” transaction that is being effected pursuant to the Merger Agreement. Following consummation of the tender offer, after OAOT has purchased all shares properly tendered and not withdrawn in the tender offer, TP Sub will transfer its OAOT shares to MergerCo and, subject to obtaining any required stockholder approvals, MergerCo will thereafter merge with and into OAOT pursuant to the Merger Agreement. In the merger, the remaining unaffiliated stockholders of OAOT will receive the same consideration for their OAOT shares as is paid in the tender offer, subject to a right under Delaware law to dissent and demand appraisal of the fair value of their OAOT shares, as discussed in this Offer to Purchase. After the consummation of the tender offer and merger, OAOT will be a private company controlled by TP Sub and its affiliates. The merger is described in Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

The board of directors of OAOT, based on the unanimous recommendation of a special committee of independent directors and other factors described in this Offer to Purchase, has unanimously approved the tender offer upon the terms and conditions set forth herein. However, none of OAOT, its board of directors, the special committee thereof, the information agent or the depositary makes any recommendation to you as to whether to tender your shares.

Shares of OAOT common stock are traded on the Nasdaq National Market under the symbol “OAOT.” On August 11, 2003, the last trading day prior to the public announcement of the formation of the special committee of independent directors to evaluate the tender offer, the last reported sale price of the shares was $2.74. On November 5, 2003, the last completed trading day prior to the announcement that OAOT’s board of directors had approved this tender offer, the last reported sale price of the shares was $2.80.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

Any OAOT stockholder desiring to tender all or any portion of such stockholder’s OAOT shares should, as applicable:

•	Complete and sign a Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver to the Depositary (as defined herein) the Letter of Transmittal or such facsimile with such stockholder’s certificate(s) for the tendered OAOT shares and any other required documents.

•	Follow the procedure for book-entry transfer of OAOT shares set forth in Section 3, “The Offer—Procedure for Tendering Shares.”

•	Request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to tender shares for such stockholder. A stockholder whose OAOT shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must ask such broker, dealer, commercial bank, trust company or other nominee to tender OAOT shares as the registered stockholder.

A stockholder who desires to tender OAOT shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such OAOT shares by following the procedure for guaranteed delivery set forth in Section 3, “The Offer—Procedure for Tendering Shares.”

A holder of vested options to purchase shares of OAOT common stock with an exercise price of less than $3.15 per share (which are referred to herein as “Vested ITM Options”) who desires to tender Vested ITM Options for payment on the terms and conditions described in this Offer to Purchase should complete and sign the Letter of Transmittal for Stock Options in accordance with the instructions contained therein, and mail or deliver to the Company the duly completed Letter of Transmittal for the tendered options along with any other required documents.

Questions and requests for assistance may be directed to Morrow & Co., Inc., the Information Agent for this tender offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to the broker, dealer, commercial bank or trust company holding your shares.

The date of this Offer to Purchase is November 13, 2003.

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SUMMARY TERM SHEET

This summary highlights important information from this Offer to Purchase but is intended to be an overview only. We urge you to read carefully the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary.

•	OAOT is offering to buy any and all of the outstanding shares of its common stock. The tender offer price is $3.15 net per share in cash, without interest. See “Introduction” and Section 1, “The Offer—Terms of the Offer.”

•	This tender offer is being made pursuant to an Agreement and Plan of Merger, dated November 5, 2003, by and among TP HoldCo, TP Sub, its wholly-owned subsidiary, MergerCo, and OAOT (the “Merger Agreement”). See Section 8, “Merger; Appraisal Rights; Rule 13e-3.”

•	Although the tender offer is being made to all holders of OAOT common stock, TP HoldCo and its affiliates will not tender any OAOT shares pursuant to the tender offer. TP HoldCo is the beneficial owner of approximately 51% of the outstanding OAOT shares through its subsidiary, TP Sub. See “Introduction” and “Special Factors—Interests of Certain Persons in the Offer.”

•	This is a “going-private” transaction. Following consummation of the tender offer, after OAOT has purchased all shares properly tendered and not withdrawn in the tender offer, TP Sub will transfer its OAOT shares to a newly formed subsidiary that, subject to obtaining any required stockholder approvals, will merge with and into OAOT (the “Merger”) pursuant to the Merger Agreement. If TP Sub owns at least 90% of the outstanding shares following consummation of the tender offer, the Merger will be consummated pursuant to Section 253 of the Delaware General Corporation Law without a vote of the stockholders (the “Short-Form Merger”). If, after consummation of the tender offer but prior to consummating the Merger, TP Sub owns less than 90% of the then outstanding OAOT shares, the Merger will be consummated pursuant to Section 251 of the Delaware General Corporation Law which requires a vote of the stockholders, which would be accomplished through a written consent of the stockholders holding sufficient votes to approve the merger and subsequent notification of the other stockholders of the action taken by the stockholders pursuant to the written consent (the “Long-Form Merger”). The board of directors of OAOT has approved the Merger Agreement and recommended adoption of the Merger Agreement by the stockholders of OAOT if required by applicable law. In the Merger, the unaffiliated stockholders of OAOT will receive the same consideration for their OAOT shares as is paid in the tender offer, subject to a right under Delaware law to dissent and demand appraisal of the fair value of their OAOT shares. After the tender offer and second-step Merger:

•	TP Sub and its affiliates will own substantially all of the equity interests in OAOT;

•	You will no longer have any interest in the future earnings or growth of OAOT;

•	OAOT will no longer be a public company;

•	There will be no trading market for OAOT shares; and

•	OAOT shares will no longer trade on the Nasdaq National Market.

See Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3” and Section 12, “The Offer—Certain Effects of the Offer.”

•	If, after consummation of the tender offer but prior to consummating the Merger, TP Sub owns less than 90% of the then outstanding OAOT shares, OAOT has, pursuant to the Merger Agreement, granted TP Sub an option to purchase, at a price of $3.15 per share, up to that number of authorized and unissued shares which equals 19.99% of the shares outstanding immediately prior to the exercise of such option. The purchase of OAOT shares pursuant to such option may, under certain circumstances, allow TP Sub to increase its ownership of OAOT shares to at least 90% of the outstanding shares in order to consummate a Short-Form Merger without a vote of the stockholders of the Company and on an expedited basis. See Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

•	In no event will we purchase OAOT shares in the tender offer if less than a majority of the outstanding OAOT shares held by the unaffiliated stockholders are tendered in the tender offer. The unaffiliated stockholders are those holders of OAOT common stock other than TP HoldCo and its affiliates and the directors and officers of OAOT. See “Introduction” and Section 10, “The Offer—Certain Conditions of the Offer.”

•	In no event will we purchase OAOT shares in the tender offer unless the board of directors of OAOT receives a solvency opinion from a nationally recognized independent valuation firm. See “Introduction,” Section 10, “The Offer—Certain Conditions of the Offer” and “Special Factors—Solvency Opinion.”

•	The board of directors of OAOT, based on the unanimous recommendation of a special committee of independent directors formed to evaluate the tender offer and other factors described in this Offer to Purchase, has unanimously approved the tender offer upon the terms and conditions set forth herein. Notwithstanding such approval, none of OAOT, its board of directors or the special committee thereof makes any recommendation regarding whether you should tender or refrain from tendering your shares. The board of directors of OAOT has approved the Merger Agreement and recommended adoption of the Merger Agreement by the stockholders of OAOT if required by applicable law. See “Special Factors—Background of the Offer.”

•	Any stockholders who do not tender their shares, do not vote their shares in favor of the Merger (if a vote thereon is required by applicable law) and who properly dissent from the Merger may exercise appraisal rights in accordance with Delaware law. See Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

•	In the Merger, we will pay to those stockholders who do not tender their shares and do not exercise their appraisal rights the same consideration as we pay in the tender offer. See “Introduction” and Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

•	Stockholders who sell their shares in the tender offer will receive cash for their shares sooner than stockholders who wait for the Merger to occur or those who exercise their appraisal rights in the Merger. Stockholders who tender their shares in the tender offer and whose shares are accepted for purchase will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law. See Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

•	You may tender your shares in the tender offer until 5:00 p.m., New York City time, on December 18, 2003, which is the scheduled expiration date of the offering period, unless we decide to extend the offering period or provide a subsequent offering period. See Section 1, “The Offer—Terms of the Offer.”

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

Who is offering to buy my OAOT shares?

Pursuant to the Merger Agreement, OAOT is offering to buy your OAOT shares in an issuer self-tender offer as described in this document. See “Introduction” and Section 7, “The Offer—Certain Information Concerning the Company, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons” for information about the Company.

What are the classes and amounts of securities sought in the offer?

OAOT is offering to buy any and all shares of OAOT common stock outstanding. See Section 10, “The Offer—Certain Conditions of the Offer” for information about the conditions to the tender offer.

How much is being offered for my OAOT shares and what is the form of payment?

OAOT is offering to pay $3.15 for each OAOT share in cash, net to you, without interest. See “Introduction” and Section 1, “The Offer—Terms of the Offer,” for information about the terms of the tender offer.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, it may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply to you. See “Introduction” and Section 3, “The Offer—Procedure for Tendering Shares.”

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for OAOT shares in the tender offer and/or the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between the cash you receive in the tender offer and/or the Merger and your adjusted tax basis in the OAOT shares surrendered in exchange therefor. That gain or loss will be a capital gain or loss if the shares are a capital asset in your hands, and will be long-term capital gain or loss if you have held the shares for more than one year at the time the sale of the shares pursuant to the tender offer and/or the Merger. You should consult with your own tax advisor as to the particular tax consequences of the tender offer and the Merger to you. See Section 5, “The Offer—Certain Federal Income Tax Consequences of the Offer.”

Does OAOT have the financial resources to make payment?

We believe that through a combination of cash on hand and available third-party financing, OAOT will have the financial resources necessary to pay for all tendered shares and for the shares it purchases in the Merger. OAOT has received a commitment letter from Bank of America, N.A. dated August 1, 2003, committing to amend the Company’s existing loan agreement to provide a $40 million senior revolving credit facility to OAOT, of which up to a maximum of $30 million may be used for general corporate purposes, including the purchase of OAOT shares in the tender offer and the Merger. In addition, OAOT has received a commitment letter from Key Principal Partners Corp. (“Key Principal Partners”), dated November 6, 2003, committing to provide up to $13.5 million of mezzanine and equity financing to OAOT to finance the purchase of OAOT shares in the tender offer and the Merger. Each commitment letter is subject to the fulfillment of certain customary conditions, including the negotiation and execution of definitive documents. OAOT is working with additional financing sources to provide back-up or alternative commitments in the event that the conditions precedent to the mezzanine financing with Key Principal Partners are not satisfied. The tender offer is conditioned on the availability of sources of funding sufficient to allow OAOT to consummate the tender offer. See “Introduction” and Section 10, “The Offer—Certain Conditions of the Offer” for information about the conditions to the tender offer.

Is OAOT’s financial condition relevant to my decision on whether to tender in the offer?

Because tendering your shares in the offer will end your ownership interest in OAOT, we believe that our financial condition is relevant to your determination of whether the offer price is fair and whether you should tender your shares in the offer. For this reason, our summary historical financial information, along with the projections of future operations that were reviewed by our board of directors and the special committee of independent directors formed to evaluate the tender offer, their respective advisors and potential financing sources in advance of this tender offer, are included in Section 7, “The Offer—Certain Information Concerning the Company, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons,” below. More comprehensive financial information is included in the reports we have filed with the SEC and incorporated by reference herein. You can obtain copies of these reports in the manner described in Section 7, “The Offer—Certain Information Concerning the Company, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons.” At the expiration of the Offering Period, the board of directors of OAOT will receive a solvency opinion from a nationally recognized independent valuation firm. See “Special Factors—Solvency Opinion.” and Section 10, “The Offer—Certain Conditions of the Offer.”

What are the most significant conditions to the offer?

The tender offer is conditioned on, among other things, satisfaction of the following important conditions:

•	the tender of at least a majority of the outstanding OAOT shares held by the unaffiliated stockholders, meaning those other than TP HoldCo and its affiliates and the directors and officers of OAOT (the “Majority of the Minority Condition”);

•	that OAOT’s board of directors has received a solvency opinion from a nationally recognized independent valuation firm (the “Solvency Opinion Condition”); and

•	that OAOT has sufficient financing available to consummate the tender offer and Merger.

We reserve the right to waive any conditions to the tender offer other than the Majority of the Minority Condition and the Solvency Opinion Condition. See “Introduction” and Section 10, “The Offer—Certain Conditions of the Offer,” for a complete description of all the conditions to which the tender offer is subject. Even though we retain the right to waive the financing condition, for all practical purposes we will not be able to consummate the tender offer and Merger without third-party financing.

What is the purpose of the offer?

The board of directors of OAOT has determined that it is in the best interests of OAOT and its stockholders to terminate its status as a publicly-traded company by delisting its shares from the Nasdaq National Market and terminating the registration of its shares under the Exchange Act. Following completion of the tender offer and the Merger, there will be no public market for the OAOT shares, and OAOT will no longer be required to file periodic reports with the SEC.

The purpose of the Offer is for OAOT to become a private company controlled by TP HoldCo and its affiliates. As a result of the Offer stockholders will have immediate liquidity for their shares prior to delisting and deregistration at a price which has been determined to be fair to the unaffiliated stockholders of OAOT by OAOT’s board of directors and the special committee of independent directors formed to evaluate the tender offer. See “Introduction” and “Special Factors—Purpose of the Offer.”

Is this tender offer supported by the OAOT Board of Directors?

The board of directors of OAOT has approved the tender offer and determined that the tender offer is fair to the unaffiliated stockholders of OAOT. This determination was based on the conclusion of the special committee of independent directors formed to evaluate the tender offer that the terms and conditions of the tender offer as set forth herein are fair, from a financial point of view, to the unaffiliated stockholders of OAOT and other factors described in this Offer to Purchase. Notwithstanding such approval, none of OAOT, its board of directors or the special committee thereof makes any recommendation regarding whether you should tender or refrain from tendering your shares. The board of directors of OAOT has approved the Merger Agreement and recommended adoption of the Merger Agreement by the stockholders of OAOT if required by applicable law. See “Special Factors—Background of the Offer,” “Special Factors—Purpose of the Offer,” “Special Factors—Certain Effects of the Offer; Plans of the Company After the Offer,” “Special Factors—Position of the Special Committee, the Board, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons Regarding the Offer,” and “Special Factors—Interests of Certain Persons in the Offer.”

Did the Board of Directors receive any opinions or reports regarding the fairness of the offer?

The special committee of independent directors formed to evaluate the tender offer received a written opinion, dated November 5, 2003, from Raymond James & Associates, Inc. (“Raymond James”), to the effect that, as of that date, and based on and subject to the assumptions and limitations contained in the opinion, the price per share of $3.15 to be received by the stockholders in the tender offer was fair, from a financial point of view, to the unaffiliated stockholders of OAOT. See “Special Factors—Opinion of Raymond James & Associates, Inc.”

Do any directors or executive officers of the company intend to tender shares pursuant to the tender offer?

OAOT’s independent directors, Yvonne Braithwaite Burke, Frank B. Foster and Richard B. Lieb, have advised OAOT that they intend to tender their shares pursuant to the tender offer. The other directors and executive officers of OAOT, including those affiliated with TP HoldCo, have advised OAOT that they do not presently intend to tender their shares pursuant to the tender offer or have not yet formed a present intention with respect to their shares. The executive officers and directors of OAOT who are affiliated with TP HoldCo are Donald Glickman, George A. Sawyer, John F. Lehman, Louis N. Mintz, Gen. Paul X. Kelley (Ret.), Cecile D. Barker, Gregory A. Pratt and J. Jeffrey Fox. If these other executive officers and directors of OAOT in fact do not tender their shares in the tender offer and the tender offer is consummated, it is currently contemplated that prior to the Merger, such persons will be entitled to contribute their shares of OAOT common stock to MergerCo in exchange for shares of the common stock of MergerCo, and thus retain an ownership interest in OAOT after the Merger. These other executive officers and directors, excluding Ms. Burke and Messrs. Foster and Lieb, hold an aggregate of 125,367 shares of OAOT common stock, or approximately 0.72% of the currently outstanding shares. Such number of shares and percentage of outstanding shares exclude 341,050 shares owned by Mr. Barker that have been pledged to secure obligations of Mr. Barker. Pursuant to a Voting Agreement and Irrevocable Proxy entered into on October 22, 2001, Mr. Barker has granted TP Sub a proxy to vote those shares and has agreed to contribute those shares to TP Sub upon their becoming unencumbered. See “Special Factors—Interests of Certain Persons in the Offer.”

What is happening to stock options for shares of common stock of OAOT?

Holders of vested OAOT stock options will be provided with the opportunity to surrender such vested options in exchange for payment from OAOT (subject to any applicable withholding taxes) in cash equal to the excess, if any, of $3.15 over the exercise price of such stock options. A separate letter of transmittal will be delivered to each option holder setting forth the procedure for such surrender and exchange. OAOT’s independent directors and Gregory A. Pratt have advised OAOT that they intend to surrender their vested in-the-money options in connection with the tender offer. The other directors and executive officers of OAOT, including those affiliated with TP HoldCo, have advised OAOT that they do not presently intend to surrender options in connection with the tender offer or have not yet formed a present intention with respect to their options. Any options that remain outstanding immediately prior to the consummation of the Merger will be converted into substantially identical options to purchase shares of the common stock of the surviving corporation in the Merger, which will be OAOT, in accordance with the terms of OAOT’s Amended and Restated 1996 Equity Compensation Plan. See “Special Factors—Interests of Certain Persons in the Offer.”

How long do I have to decide whether to tender my shares in the initial offering period?

You may tender your shares under the tender offer until 5:00 p.m., New York City time, on December 18, 2003, which is the scheduled expiration date of the offering period, unless OAOT decides to extend the offering period or provide a subsequent offering period. See Section 1, “The Offer—Terms of the Offer” and Section 3, “The Offer—Procedure for Tendering Shares,” for information about tendering your shares.

Can the tender offer be extended and how will I be notified if the tender offer is extended?

OAOT may elect to extend the tender offer. OAOT can do so by issuing a press release no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the tender offer. The press release would state the approximate number of shares tendered as of that time and would announce the extended expiration date. See Section 1, “The Offer—Terms of the Offer,” for information about extension of the tender offer.

Will there be a subsequent offering period?

Following the purchase of all shares tendered during the offering period, OAOT may elect to provide a subsequent offering period of at least three, but not more than 20, business days, during which time stockholders whose shares were not tendered and have not been accepted for payment may tender their shares and receive the same tender offer consideration. Tenders during any subsequent offering period may not be withdrawn for any reason. See Sections 1 and 4, “The Offer—Terms of the Offer,” and “The Offer—Rights of Withdrawal,” respectively, for more information concerning any subsequent offering period.

How do I tender my shares?

If you hold the certificates for your shares, you should complete the Letter of Transmittal, enclose all the documents required by it, including your certificates, and send them to the Depositary at the address listed on the back cover of this document. If your broker holds your shares for you in “street name” you must instruct your broker to tender your shares on your behalf. In any case, the Depositary must receive all required documents before the expiration date of the tender offer, which is 5:00 p.m., New York City time, on December 18, 2003, unless extended. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in this document. See Section 3, “The Offer—Procedure for Tendering Shares,” for more information on the procedures for tendering your shares.

Until what time can I withdraw previously tendered shares?

You (or your broker if your shares are held in “street name”) may withdraw your previously tendered shares at any time before the expiration date of the tender offer. However, shares tendered during any subsequent offering period may not be withdrawn for any reason. See Section 4, “The Offer—Rights of Withdrawal,” for more information.

How do I withdraw previously tendered shares?

You (or your broker if your shares are held in “street name”) must notify the Depositary at the address and telephone number listed on the back cover of this document. The notice must include the name of the stockholder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered. For complete information about the procedures for withdrawing your previously tendered shares, see Section 4, “The Offer—Rights of Withdrawal.”

If the tender offer is consummated, what will happen to the shares that are not tendered in the offer?

Following consummation of the tender offer and after the purchase of shares properly tendered and not withdrawn in the tender offer, pursuant to the Merger Agreement, TP Sub will transfer its OAOT shares to a newly formed subsidiary that, subject to obtaining any required stockholder approvals, will merge with and into OAOT. If TP Sub owns at least 90% of the outstanding OAOT common stock following consummation of the tender offer, the Merger will be a “short-form” merger pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). Such a Short-Form Merger will not require a vote of the stockholders of OAOT. If, after consummation of the tender offer but prior to consummating the Merger, TP Sub owns less than 90% of the outstanding OAOT common stock, the Merger will be a “long-form” merger pursuant to Section 251 of the DGCL. Such a Long-Form Merger will require a vote of the stockholders of OAOT, which would be accomplished through a written consent of the stockholders holding sufficient votes to approve the Merger and subsequent notification of the other stockholders of the action taken by the stockholders pursuant to the written consent. The board of directors of OAOT has approved the Merger Agreement and recommended adoption of the Merger Agreement by the stockholders of OAOT if required by applicable law. In the Merger, the unaffiliated stockholders of OAOT that did not tender their shares in the tender offer or whose shares are not accepted for purchase in the tender offer will receive the same consideration that is paid for shares tendered in the tender offer, subject to a right under Delaware law to dissent and demand appraisal of the fair value of their OAOT shares. The appraised value of such shares may be more than, less than or the same as the consideration paid for shares tendered in the offer. Following the completion of the tender offer and the Merger, the Company will be a privately-held corporation controlled by TP HoldCo and its affiliates and you will no longer have any interest in the future earnings or growth of OAOT.

Following completion of the tender offer and Merger, OAOT intends to delist its shares from trading on the Nasdaq National Market and will terminate the registration of its shares under the Securities Exchange Act of 1934. As a result, there will be no publicly-traded equity securities of OAOT outstanding, and OAOT will no longer file periodic reports with the SEC.

See Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3” and Section 12, “The Offer—Certain Effects of the Offer” for complete information about the effect of the tender offer on your shares.

When will the tender offer and the Merger be completed?

OAOT will consummate the tender offer promptly after the scheduled expiration date, which is December 18, 2003. OAOT may extend the tender offer if the conditions to the tender offer have not been satisfied or waived at the scheduled expiration date or if the tender offer is required to be extended by SEC rules. The Merger Agreement calls for the Merger to be completed as soon as practicable after completion of the tender offer. We would anticipate that a Short-Form Merger could be completed shortly after the completion of the tender offer. If, on the other hand, we are required to effect a Long-Form Merger, we would anticipate completing that within 60 days of purchasing shares in the tender offer. See Section 1, “The Offer—Terms of the Offer,” Section 2, “Acceptance for Payment and Payment for Shares” and Section 8, “The Offer—Merger; Appraisal Rights; Rule 13e-3.”

Will I have the right to have my OAOT shares appraised?

If you tender your OAOT shares in the tender offer and the shares are accepted for purchase, you will not be entitled to exercise statutory appraisal rights under Delaware law. If the tender offer is completed and you do not tender your shares in the tender offer or vote in favor of the Merger, you will have a statutory right to demand payment of the judicially appraised fair value of your OAOT shares in the Merger. The appraised value may be more than, less than or the same as the cash consideration we pay in the tender offer and the Merger.

What is the market value of my shares as of a recent date?

On August 11, 2003, the last trading day prior to the public announcement of the formation of the special committee of independent directors to evaluate the tender offer, the last reported sale price of the shares on the Nasdaq National Market was $2.74. On November 5, 2003, the last completed trading day prior to the announcement that OAOT’s board of directors had approved this tender offer, the last reported sale price of the shares was $2.80. You are strongly encouraged to obtain a recent market quotation before deciding whether to tender your shares in the tender offer. See Section 6, “The Offer—Price Range of Shares; Dividends,” for recent high and low sales prices for the shares.

Who can I talk to if I have questions about the tender offer?

If you have questions or you need assistance you should contact the Information Agent, Morrow & Co., Inc., at (800) 607-0088. See the back cover page of this Offer to Purchase for more information.

TO THE HOLDERS OF COMMON STOCK OF

OAO Technology Solutions, Inc.:

INTRODUCTION

OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), is offering to purchase all of its outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a purchase price of $3.15 per share, net to the seller in cash (the “Offer Price”), without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letters of Transmittal (which together constitute the “Offer”). The Offer Price represents:

•	an 80% premium to the average daily closing price of the Shares during the quarter ended June 30, 2003 (the last fiscal quarter prior to the public announcement of the formation of the special committee of independent directors to evaluate the Offer) (the “Special Committee”);

•	a 15.0% premium to the closing price of the Shares on August 11, 2003, the last trading day prior to the public announcement of the formation of the Special Committee; and

•	a 12.5% premium to the closing price of the Shares on November 5, 2003, the last completed trading day prior to the announcement of the Board’s approval of the Offer.

If you are a record owner of Shares, you will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares in the Offer. Stockholders who hold their Shares through banks or brokers should check with such institutions as to whether they will charge any service fee to tender Shares on behalf of you. If you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption from backup withholding, you will be subject to a required backup withholding of U.S. federal income tax at a rate of 28% of the gross proceeds payable to you. We will pay all charges and expenses of Mellon Investor Services LLC, as Depositary (the “Depositary”), and Morrow & Co., Inc., as Information Agent (the “Information Agent”), incurred in connection with the Offer.

The Offer is conditioned on, among other things, satisfaction of these important conditions:

•	the tender of at least a majority of the outstanding Shares held by the unaffiliated stockholders, meaning stockholders other than Terrapin Partners Holding Company LLC (“TP HoldCo”) and its affiliates and the directors and officers of the Company (the “Majority of the Minority Condition”);

•	the Board’s receipt of a solvency opinion from a nationally recognized independent valuation firm (the “Solvency Opinion Condition”); and

•	the Company has sufficient financing available to consummate the Offer and Merger.

We reserve the right to waive any of the conditions to the Offer other than the Majority of the Minority Condition and the Solvency Opinion Condition. We will not purchase Shares in the Offer unless the Majority of the Minority Condition and the Solvency Opinion Condition are satisfied. The Offer is also subject to other terms and conditions. See Section 1, “The Offer—Terms of the Offer,” and Section 10, “The Offer—Certain Conditions of the Offer.”

The Offer is made pursuant to the Merger Agreement. The purpose of the Offer is for OAOT to become a privately held company controlled by TP HoldCo and its affiliates. The board of directors of the Company (the “Board”) believes that the public trading market for the Shares historically has been characterized by low prices and low trading volume and further believes that the procedural and compliance costs associated with remaining a publicly traded company outweigh the benefits. In addition to the time expended by the Company’s management, the legal, accounting, directors’ and officers’ insurance costs and other expenses involved in being a public company are considerable. For these and other reasons, following completion of the Offer, the Board currently intends to delist the Shares from trading on the Nasdaq National Market (“Nasdaq”) and to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the Offer, therefore, is to provide stockholders with immediate liquidity for their shares prior to delisting and deregistration at a price which the Special Committee has been determined to be fair to the unaffiliated stockholders of the Company.

Although the Offer is being made to all holders of Shares, TP HoldCo and its affiliates will not tender any Shares in the Offer. TP HoldCo, through its subsidiary, Terrapin Partners Subsidiary LLC (“TP Sub”), is the beneficial owner of approximately 51% of the outstanding Shares. OAOT’s independent directors, Yvonne Braithwaite Burke, Frank B. Foster and Richard B. Lieb, have advised us that they intend to tender their shares pursuant to the Offer. The other directors and executive officers of OAOT, including those affiliated with TP HoldCo, have advised us that they do not presently intend to tender their shares pursuant to the Offer or have not yet formed a present intention with respect to their shares. If these other executive officers and directors of OAOT in fact do not tender their shares in the tender offer and the tender offer is consummated, it is currently contemplated that prior to the Merger, such persons will be permitted to contribute their shares of OAOT common stock to MergerCo in exchange for shares of the common stock of MergerCo, and thus retain an ownership interest in OAOT after the Merger. These other executive officers and directors, excluding Ms. Burke and Messrs. Foster and Lieb, hold an aggregate of 125,367 shares of OAOT common stock, or approximately 0.72% of the currently outstanding shares. Such number of shares and percentage of outstanding shares exclude 341,050 shares owned by Cecile D. Barker that have been pledged to secure obligations of Mr. Barker. Pursuant to a Voting Agreement and Irrevocable Proxy entered into on October 22, 2001, Mr. Barker has granted TP Sub a proxy to vote those shares and has agreed to contribute those shares to TP Sub upon their becoming unencumbered.

As of November 7, 2003, there were 17,533,459 Shares issued and outstanding and held of record by 563 holders. In addition, as of such date there were 1,549,067 Shares reserved for issuance upon the exercise of vested options (or options that will vest on or prior to the scheduled Expiration Date) with exercise prices below the Offer Price (such vested, in-the-money options are referred to as “Vested ITM Options”). TP HoldCo, its affiliates and the directors and executive officers of OAOT that have advised us that they do not presently intend to tender their shares pursuant to the Offer own 9,050,581 Shares and hold Vested ITM Options to purchase an additional 376,250 Shares. The members of the Special Committee, who have advised us that they intend to tender their shares and Vested ITM Options pursuant to the Offer, own 40,600 Shares and hold Vested ITM Options to purchase an additional 22,000 Shares, and Gregory A. Pratt, a member of the Board of Directors who has advised us that he intends to tender his Vested ITM Options, holds Vested ITM Options to purchase 750,000 Shares.

As of November 7, 2003, the unaffiliated stockholders of OAOT—consisting of those persons other than TP HoldCo and its affiliates together with all directors and officers of OAOT—own 8,279,598 Shares. Therefore, the unaffiliated stockholders must tender more than 4,139,799 Shares, which represents 50% of 8,279,598 Shares, to satisfy the non-waivable Majority of the Minority Condition. In addition, the unaffiliated stockholders hold Vested ITM Options to purchase an additional 228,067 Shares, although those Vested ITM Options are not factored into the formula for determining whether the Majority of the Minority condition is satisfied unless they are exercised prior to the consummation of the Offer.

Prior to the consummation of the Offer, holders of Vested ITM Options will be provided with the opportunity to surrender such options in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the excess of the Offer Price over the applicable exercise price. OAOT’s independent directors, Yvonne Braithwaite Burke, Frank B. Foster and Richard B. Lieb and another director, Gregory A. Pratt, have advised OAOT that they intend to surrender options in connection with the Offer. The other directors and executive officers of OAOT, including those affiliated with TP HoldCo, have advised OAOT that they do not presently intend to surrender their Vested ITM Options in connection with the Offer or have not yet formed a present intention with respect to their options. Options that are not tendered in the Offer or exercised prior to the Merger will be converted into substantially identical options to purchase shares of the common stock of the surviving corporation in the Merger, which will be OAOT, in accordance with the terms of OAOT’s Amended and Restated 1996 Equity Compensation Plan.

Following consummation of the Offer and after the purchase of shares properly tendered and not withdrawn in the Offer, pursuant to the Merger Agreement, TP Sub will transfer its OAOT shares to its newly formed subsidiary, MergerCo, that, subject to obtaining any required stockholder approvals, will merge with and into OAOT (the “Merger”). If TP Sub owns at least 90% of the outstanding of OAOT common stock following consummation of the Offer, the Merger will be a “short-form” merger (the “Short-Form Merger”) pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). Under the DGCL, if MergerCo then owns at least 90% of the outstanding Shares, TP Sub will be able to cause MergerCo and OAOT to consummate the Short-Form Merger without the approval of the Board or OAOT’s then remaining stockholders. If, after consummation of the Offer but prior to consummating the Merger, TP Sub owns less than 90% of the outstanding of OAOT common stock, the Merger will be a “long-form” merger pursuant to Section 251 of the DGCL (the “Long-Form Merger”). Such a Long-Form Merger will require a vote of the stockholders of OAOT, which would be accomplished through a written consent of the stockholders holding sufficient votes to approve the merger and subsequent notification of the other stockholders of the action taken by the stockholders pursuant to the written consent. The Board has approved the Merger Agreement and recommended adoption of the Merger Agreement by the stockholders of OAOT if required by applicable law. In the Merger, the unaffiliated stockholders of OAOT that did not tender their shares in the Offer or whose shares are not accepted for purchase in the Offer will receive the same consideration that is paid for shares tendered in the Offer, subject to a right under Delaware law to dissent and demand appraisal of the fair value of their OAOT shares. The appraised value of such shares may be more than, less than or the same as the consideration paid for shares tendered in the Offer. Following the completion of the Offer and the Merger, the Company will be a privately-held corporation controlled by TP HoldCo and its affiliates and you will no longer have any interest in the future earnings or growth of OAOT.

If, after consummation of the Offer, TP Sub owns less than 90% of the outstanding Shares, OAOT has, pursuant to the Merger Agreement, granted TP Sub an option to purchase, at a price of $3.15 per share, up to that number of authorized and unissued Shares which equals 19.99% of the Shares outstanding immediately prior to the exercise of such option. The purchase of Shares pursuant to such option may, under certain circumstances, allow TP Sub to increase its ownership of Shares to at least 90% of the outstanding Shares in order to consummate a Short-Form Merger without a vote of the stockholders of the Company and on an expedited basis.

Following the completion of the tender offer and the Merger, the Company will be a privately-held corporation controlled by TP HoldCo and its affiliates. As a result, there will be no publicly-traded equity securities of OAOT outstanding, and OAOT will no longer file periodic reports with the SEC.

If the Offer is not completed because the Majority of the Minority Condition or the Solvency Opinion Condition is not satisfied or any other condition is not satisfied or waived, the Company expects that its current management will continue to operate the business of the Company substantially in the same manner that it is currently operated. In that event, TP HoldCo will evaluate its ownership interest in the Company and, subject to the terms of the Stockholders Agreement (as described below), may decide to:

•	dispose of its interest in the Company in either the public market or in a private transaction or transactions;

•	acquire or cause OAOT to acquire additional Shares in the open market or in privately negotiated transactions subject to applicable laws and regulations;

•	pursue a Long-Form Merger or another strategic transaction regarding the Shares or OAOT; or

•	keep outstanding its current interest in the Company.

If TP HoldCo were to pursue any of the alternatives above, it might take considerably longer for the unaffiliated stockholders of the Company to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer or the Merger. Any such transaction may result in the proceeds per share to the unaffiliated stockholders being more than, less than or the same as the consideration to be paid in the Offer.

The Special Committee unanimously determined that the Offer as described herein is fair to the unaffiliated stockholders of the Company and unanimously recommended that the Board approve the Offer. Based on that determination and recommendation, together with certain other factors, the full Board determined that the Offer is financially and procedurally fair to the unaffiliated stockholders of the Company and approved the Offer. The Special Committee based its determination and recommendation on a number of factors, several of which are listed below (see “Special Factors—Position of the Special Committee, the Board, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons Regarding the Offer”):

•	The written opinion of the independent financial advisor to the Special Committee, Raymond James & Associates, Inc., dated November 5, 2003, to the effect that, subject to the assumptions and the limitations contained therein, the Offer Price is fair to the unaffiliated stockholders from a financial point of view. See “Special Factors—Opinion of Raymond James & Associates, Inc.”

•	The fact that the Special Committee, which represents the interests of the unaffiliated stockholders, is made up of directors that are independent of TP HoldCo, its affiliates and OAOT management and were elected to serve on the Board prior to TP HoldCo’s acquisition of an interest in the Company in October 2001.

•	The Offer is conditioned on the tender of at least a majority of the Shares held by the unaffiliated stockholders — the Majority of the Minority Condition. Satisfaction of this condition will require that more than 4,139,799 Shares of the 8,279,598 Shares not owned by TP HoldCo, its affiliates and the directors and officers of the Company are tendered. The Majority of the Minority Condition is designed to provide a true opportunity for the unaffiliated stockholders of the Company to determine if the Offer Price is fair.

•	The current market for the Shares provides limited liquidity for stockholders to liquidate or add to their investments and has made it difficult for the Company to attract institutional investors or adequate research coverage by market analysts. Additionally, because of the limited liquidity available, the Company has been unable to access the public equity capital markets as a source of financing.

•	The Offer provides the Company’s unaffiliated stockholders the opportunity to sell their Shares at a premium to the price that has not been available in the public market, where historically low trading prices and volumes have greatly limited liquidity. The closing price of OAOT’s stock has not been at or above $3.15 per share since October 24, 2000. In particular, the Offer Price represents:

•	an 80% premium to the average daily closing price of the Shares during the quarter ended June 30, 2003 (the last fiscal quarter prior to the public announcement of formation of the Special Committee);

•	a 15.0% premium to the closing price of the Shares on August 11, 2003, the last trading day prior to the public announcement of the formation of the Special Committee; and

•	a 12.5% premium to the closing price of the Shares on November 5, 2003, the last completed trading day prior to the announcement of the Board’s approval of the Offer.

•	The Offer Price was the result of arms-length negotiation between the Board and the Special Committee and their respective representatives.

•	The majority stockholder of the Company indicated it was not willing to sell its interest in the Company, in either the public market or in a private transaction, because it desired to retain its equity interest in the Company and continue to participate in any future earnings growth in the Company, and thus the Special Committee was not in a position to seek offers from potential third party acquirors.

•

If the Company were to remain a public company, or the majority stockholder were to acquire or cause OAOT to acquire additional Shares in the open market or in privately negotiated transactions, or pursue another strategic transaction regarding the Shares or OAOT, it might take considerably longer for the unaffiliated stockholders of the Company to receive any consideration for their Shares than if they had tendered their Shares in the Offer. Any such transaction may result in the proceeds per share to the unaffiliated stockholders being more than, less than or the same as the consideration to be paid in the Offer.

•	In the Merger, the stockholders who elect not to tender their Shares in the Offer will be entitled to receive the same consideration—the Offer Price—subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL. This provision is designed to eliminate any concern on the part of the unaffiliated stockholders that they must tender in the Offer in order to avoid the risk being treated less fairly later.

•	That the procedural safeguards set forth in the Stockholders Agreement and described under “Special Factors; Stockholders Agreement” in favor of the stockholders of OAOT unaffiliated with TP HoldCo terminate on October 22, 2004.

•	There are considerable costs associated with remaining a publicly-traded company. In addition to the time expended by Company management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports are considerable. These costs, as well as the Company’s directors’ and officers’ insurance costs, have increased substantially since the passage and implementation of the Sarbanes-Oxley Act of 2002 and the Company expects these costs to continue to increase.

•	The reporting requirements of publicly-traded companies can lead to disclosure of sensitive information, including financial information and contractual agreements, which may put the Company at a competitive disadvantage in the marketplace versus its privately-held competitors.

•	The fact that, after the consummation of the Offer and Merger, the Company’s unaffiliated stockholders will no longer have any interest in the future earnings or growth of OAOT. In light of the other factors noted above and the fact that the consummation of the Offer and Merger will also result in the unaffiliated stockholders no longer having to bear the risk associated with continuing to hold an interest in an illiquid security, this factor was not deemed to be as significant.

THE BOARD UNANIMOUSLY APPROVED THE OFFER AS DESCRIBED HEREIN BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE AND OTHER FACTORS DESCRIBED IN THIS OFFER TO PURCHASE. HOWEVER, NONE OF THE COMPANY, THE BOARD, THE SPECIAL COMMITTEE, TP HOLDCO, TP SUB, MERGERCO, THE INDIVIDUAL FILING PERSONS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO THE STOCKHOLDERS OF THE COMPANY AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE ITS, HIS OR HER OWN DECISION REGARDING WHETHER TO TENDER SHARES. THE BOARD HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDED ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF OAOT IF REQUIRED BY APPLICABLE LAW.

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase contain certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding our intent, belief or current expectations of, including statements concerning our plans with respect to, the Offer and the Merger. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect the accuracy of such forward-looking statements include, among other things:

•	general economic, capital market and business conditions;

•	terrorist attacks on the United States or international targets;

•	changes in government regulation;

•	the risks and uncertainties described in the filings of the Company with the SEC under the Exchange Act;

•	competitive factors in the industry in which the Company operates;

•	dependence on key strategic and end-user customers and the ability to establish new strategic customer relationships;

•	risks associated with fixed-price contracts, lower than expected revenue growth and pricing pressure from strategic and other customers; and

•	the possibility that strategic or other customers could invoke termination clauses contained in the Company’s contracts.

THE OFFER IS CONDITIONED UPON THE SATISFACTION OR WAIVER OF THE CONDITIONS DESCRIBED IN SECTION 10, “THE OFFER—CERTAIN CONDITIONS OF THE OFFER.” THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 18, 2003, UNLESS WE EXTEND IT.

THIS OFFER TO PURCHASE AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.	Background of the Offer

Trading History; Public Company Costs and Benefits

The Board believes that since October 1997, when the Company completed its initial public offering, the Shares have remained very thinly traded and have provided little liquidity for the Company’s stockholders, particularly those stockholders with large equity positions in the Company. In addition, because of the low trading volume and the illiquidity of the Shares, the Company has been unable to access the capital markets and utilize the Shares effectively as a source of financing. In addition, there has been little institutional investor interest in the stock, and little-to-no analyst coverage. For these reasons, the Company has been unable to realize the principal benefits of being a publicly-traded company while incurring the costs associated with being a public company.

The Board also believes that there are considerable costs and detriments to the Company in remaining a publicly-traded company. In addition to the time expended by the Company’s management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports are considerable. These costs have increased since the passage and implementation of the Sarbanes-Oxley Act of 2002. The Company’s management believes that required public disclosures under the Exchange Act give its competitors, some of which are not publicly-traded companies, certain information and insights about the Company that may help provide such competitors with an advantage in competing against the Company. For these reasons, the Board believes that the costs of remaining a publicly-traded company outweigh the benefits thereof.

At the initial public offering in October 1997, the Shares sold for $5.00 per share. In the three years prior to the public announcement of the Board’s approval of the Offer, the closing price of the Shares has ranged from $0.87 to $3.03 per share. From January 1, 2003 until the public announcement of the Board’s approval of the Offer, the closing price of the Shares has ranged from $1.30 to $3.03 per share, with trading volumes of approximately 16,716 Shares per day.

Terrapin Partners’ Investment in OAOT

Overview

In the Spring of 2001, representatives of Safeguard Scientifics, Inc. (“Safeguard”), then the largest OAOT stockholder, approached Dr. John F. Lehman, who was then a member of the board of directors of OAOT, and indicated that Safeguard was interested in selling its OAOT shares to an investment entity affiliated with Dr. Lehman and his management company, J.F. Lehman & Company (“J.F. Lehman”).

In the Summer and Fall of 2001, J.F. Lehman entered into negotiations with Safeguard regarding acquiring all the OAOT shares held by Safeguard and, in connection therewith, conducted and completed a thorough due diligence investigation of OAOT. On October 22, 2001, the parties involved in the negotiations, including certain members of OAOT senior management, completed the following transactions:

•	J.F. Lehman Equity Investors I, L.P. (“JFLEI”), an investment fund affiliated with J.F. Lehman, contributed $8.0 million of cash to Terrapin Partners Holding Company LLC (“TP HoldCo”), the parent company of Terrapin Partners Subsidiary LLC (“TP Sub”), in exchange for 4,848,485 common units (with an initial valuation of $1.65 per unit);

•	JFL Co-Invest Partners II, L.P., an investment fund affiliated with J.F. Lehman, contributed $2.5 million of cash to TP HoldCo in exchange for 1,515,151 common units of TP HoldCo (also with an initial valuation of $1.65 per unit);

•	In turn, TP HoldCo contributed the $10.5 million of cash to TP Sub in exchange for 6,363,636 common units in TP Sub;

•	TP Sub acquired all 5,729,356 shares of OAOT common stock held by Safeguard and its affiliates for $9,453,437 in cash and $2,006,000 in stated liquidation value of convertible preferred units of TP Sub, for a purchase price of $2.00 per share, consisting of $1.65 in cash and $0.35 in convertible preferred units;

•	Gregory A. Pratt, then the President and Chief Executive of OAOT and currently a Board member, contributed 873,611 shares of OAOT common stock to TP HoldCo in exchange for the same number of common units of TP HoldCo; in addition, Mr. Pratt received certain incentive-based units in TP HoldCo;

•	J. Jeffrey Fox, Senior Vice President of Finance and Chief Financial Officer of OAOT, contributed 45,847 shares of OAOT common stock to TP HoldCo in exchange for the same number of common units of TP HoldCo; in addition, Mr. Fox received certain incentive-based units in TP HoldCo;

•	Cecile D. Barker, the founder of OAOT and a member of its board of directors, contributed 450,000 shares of OAOT common stock to TP HoldCo in exchange for the same number of common units of TP HoldCo, and entered into a Voting Agreement and Irrevocable Proxy with respect to an additional 1,826,400 OAOT shares, as discussed in detail below; and

•	TP HoldCo then contributed to TP Sub the 1,369,458 shares of OAOT common stock it had received from Messrs. Pratt, Fox and Barker in exchange for a like number of common units in TP Sub.

Therefore, as a result of the transactions that took place on October 22, 2001, TP Sub owned of record 7,098,814 shares of OAOT common stock, and had a proxy to vote an additional 1,826,400 shares under the Voting Agreement and Irrevocable Proxy it entered into with Mr. Barker, thereby beneficially owning 8,925,214 shares.

Then, on October 4, 2002:

•	Cecile D. Barker, pursuant to the terms of the Voting Agreement and Irrevocable Proxy, contributed an additional 1,485,350 shares of OAOT common stock to TP HoldCo in exchange for the same number of common units of TP HoldCo, leaving 341,050 shares subject to the Voting Agreement and Irrevocable Proxy;

•	TP HoldCo contributed those 1,485,350 shares to TP Sub in exchange for common units in TP Sub; and

•	JFL Co-Invest Partners II, L.P., pursuant to the terms of its partnership agreement, dissolved and distributed the 1,515,151 common units it held in TP HoldCo to its two limited partners.

Therefore, after the transactions that took place on October 4, 2002, and as currently in effect, TP Sub owns of record 8,584,164 shares of OAOT common stock and has a proxy to vote an additional 341,050 shares from Mr. Barker.

Barker Voting Agreement and Irrevocable Proxy

On October 22, 2001, Cecile D. Barker entered into a Voting Agreement and Irrevocable Proxy with TP Sub and TP HoldCo (the “Voting Agreement”) pursuant to which Mr. Barker agreed, among other things, with respect to 1,826,400 shares of OAOT common stock that were pledged to secure obligations or otherwise encumbered (the “Pledged Shares”), to:

•	vote the Pledged Shares in accordance with voting instructions received from TP Sub;

•	grant TP Sub an irrevocable proxy to vote the Pledged Shares; and

•	contribute the Pledged Shares to TP HoldCo in exchange for a like number of common units upon any or all of the Pledged Shares becoming unencumbered.

As mentioned above, 341,050 shares of OAOT common stock remain Pledged Shares under the Voting Agreement, with the balance of the shares having been contributed to TP HoldCo on October 4, 2002.

Stockholders Agreement

In connection with the transactions with TP Sub and TP HoldCo on October 22, 2001, and as a condition to the board of directors of OAOT approving those transactions for purposes of Section 203 of the DGCL, the Company, TP Sub and, for limited purposes, JFLEI entered into a Stockholders Agreement, dated as of October 22, 2001 (the “Stockholders Agreement”). See Section 11, “Certain Legal Matters—State Takeover Laws” for a further discussion of Section 203 of DGCL. Pursuant to the Stockholders Agreement, the parties thereto agreed that during the term of the Stockholders Agreement, the board of directors of OAOT would continue to maintain a committee of independent directors (the “Independent Committee”) consisting of at least three members of the Board that are neither executive officers of the Company nor affiliated with JFLEI, TP Sub or their affiliates. Yvonne Brathwaite Burke, Frank B. Foster, III and Richard B. Lieb, the members of the Special Committee for purposes of this tender offer, were appointed as the initial members of the Independent Committee under the Stockholders Agreement. Ms. Burke and Mr. Foster were elected directors of OAOT in 1997, and Mr. Lieb in 1999, well before TP Sub’s investment in OAOT in October 2001. Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal counsel to the Special Committee in connection with this tender offer, also acted as counsel to the members of the Independent Committee in connection with negotiating the Stockholders Agreement.

Additionally, the Company agreed that during the term of the Stockholders Agreement it would not approve any “Material Transaction” without the consent of at least a majority of the members of the Independent Committee. A “Material Transaction” is defined to mean:

•	any transaction or series of related transactions between the Company and TP Sub, JFLEI or their affiliates (1) with a value in excess of $375,000 in the aggregate or (2) which is reasonably likely to have a material effect on the Company’s business, financial condition, results of operations or prospects; and

•	any reverse stock split by the Company of its voting securities.

Further, TP Sub and JFLEI agreed, subject to the exceptions contained in the following paragraph, not to:

•	acquire any voting securities or any rights to acquire voting securities of the Company except the 8,925,214 shares over which TP Sub acquired beneficial ownership upon consummation of the transactions on October 22, 2001;

•	enter into any merger, tender offer or similar transaction involving the Company or acquire any portion of the business or assets of the Company unless:

•	all holders of OAOT voting securities are treated equally in terms of the consideration to be received by such holders; and

•	the transaction is not entered into with TP Sub, JFLEI or their affiliates or any other person acting in concert with TP Sub, JFLEI or their affiliates; or

•	participate in any solicitation of proxies for the removal of any member of the Independent Committee.

Notwithstanding the foregoing, the Stockholders Agreement provides that TP Sub and its affiliates are entitled to purchase OAOT voting securities:

•	through open-market transactions not to exceed 5% of the voting securities of the Company in the aggregate; or

•	if (a) such purchase is made as a result of a transaction in which TP Sub or its affiliates acquire or offer to acquire all of the outstanding voting securities of the Company, (b) the consideration to be paid for the voting securities is deemed to be fair from a financial point of view in an opinion issued by an investment banking firm retained by the Independent Committee and (c) the transaction is approved by the holders of a majority of the outstanding voting securities of the Company (excluding for the purposes of such calculation any voting securities owned by TP Sub, JFLEI or their affiliates or any other person acting in concert with TP Sub, JFLEI and their affiliates).

The Stockholders Agreement terminates upon the earlier of:

•	October 22, 2004;

•	the date on which TP Sub and its affiliates cease to own at least 15% of OAOT’s outstanding voting securities; and

•	the date on which the Company deregisters its shares with the SEC, provided such deregistration was approved by at least a majority of the members of the Independent Committee.

The Offer is being made in compliance with the terms of the Stockholders Agreement.

Management Agreement

On October 22, 2001, the Company entered into a Management Agreement with J.F. Lehman that provides for payment of an administrative and consulting fee of $375,000 per year, plus the reimbursement of reasonable out-of-pocket expenses. The Management Agreement further provides that J.F. Lehman shall be entitled to receive additional compensation for services rendered in connection with mergers, consolidations, acquisitions, asset sales and financings in an amount customary for these types of services. Pursuant to the terms of the Stockholders Agreement, the payment of such additional compensation to J.F. Lehman is subject to the approval of the independent members of the Board. Such Board members, who also constitute the Special Committee, have advised the Board that no additional compensation has been approved in connection with the Offer and the Merger. After the consummation of the Merger, at such time when the unaffiliated stockholders of OAOT no longer own any OAOT Shares, OAOT, as a privately held company, may determine to pay J.F. Lehman a fee under the Management Agreement for services rendered to OAOT in connection with the going-private transaction. The timing and amount of any such fee would be determined after consummation of the Merger. The Management Agreement’s original term expired on October 21, 2003. Pursuant to the terms of the agreement, the term was extended to October 21, 2005.

Strategic Changes

After TP HoldCo acquired its interest in the Company in October 2001, the Board adopted a number of initiatives designed to maximize shareholder value. Most notably, the Board:

•	refocused the Company on its core competencies, healthcare IT and managed IT solutions, and exited non-core and unprofitable lines of business;

•	caused the Company to enter into the federal outsourcing business;

•	enhanced the Company’s management team; and

•	continued to cause the Company to evaluate and selectively pursue strategic acquisitions.

With the exception of the strategic acquisition initiative, which was limited in part by the Company’s consistently low share price, the Board believes the initiatives described above were successfully implemented.

Share Repurchase Program

In addition to the strategic initiatives discussed above, in November 2001, believing that the then prevailing market price for OAOT’s Shares was undervalued, the Board approved a share repurchase plan of up to 2,000,000 shares in the open market with the twin goals of increasing the market price by decreasing supply while returning liquidity to the market place and stockholders. Between November 2001 and May 2002, the Company repurchased 2,017,484 Shares for an aggregate of $4,744,740. In August 2002, continuing to believe the Company’s shares were undervalued and that their repurchase represented a sound investment opportunity for the Company, the Board approved a second share repurchase plan of up to 2,000,000 shares. Set forth below is a summary of share repurchase activity under the two programs from the fourth quarter of 2001, when the first repurchase was made, until the third quarter of 2002, when the last repurchase was made.

Quarter	Shares Purchased	Range of Prices	Average Purchase Price
Fourth quarter 2001	696,128	$2.22 – $2.60	$2.42
1st quarter 2002	1,110,156	$2.09 – $2.50	$2.34
2nd quarter 2002	211,200	$1.81 – $2.21	$1.98
3rd quarter 2002	3,600	$1.90	$1.90

Total/range/weighted average	2,021,084	$1.81 – $2.60	$2.29

Because of market conditions, the Company has been unable to utilize the share repurchase program to make additional purchases pursuant to the August 2002 repurchase plan. OAOT does not believe that the share repurchase programs have had a significant long-term impact on the market price of the Shares.

Going-Private Transaction

On March 31, 2003, the Board held a special meeting to discuss various alternatives available to the Company to improve shareholder value. The Board discussed the fact that, notwithstanding the Company’s efforts to return value to its stockholders, through strategic acquisitions, improved performance, stock repurchase programs and other value enhancing efforts, the market did not appear to fully recognize the underlying value of the Company. The Board agreed that in order to explore various transactions that could increase value and liquidity, the Company should be ready to share information with certain financial institutions in order to have such institutions present to the Board alternatives that could enable the Company to improve shareholder value. The Board then approved the Company’s senior management preliminarily exploring, in consultation with the Board, various strategic transactions that might increase value and liquidity for the Company’s stockholders. The Company’s senior management subsequently contacted several potential financing sources and by mid-Summer received indications that financing for various transactions would likely be available to the Company.

The Board held a special meeting on July 25, 2003 to discuss the prospects of the Company and alternatives available to the Company to improve shareholder value, including whether OAOT should continue as a publicly-traded company. The Board again discussed the fact that the Company was not receiving many of the benefits of being a publicly-traded company. The Board noted that due to the difficulty that companies of OAOT’s size have in garnering research coverage, the Company’s initiatives and future plans likely would not garner the attention of the market and be appropriately reflected in the stock price. The Board also discussed the downsides of being a public company, including the diversion of management time, the cost of legal, accounting, directors’ and officers’ insurance and other expenses associated with being a public company and the competitive disadvantage of disclosing financial results and sensitive contractual agreements. The Board concluded that the Company should consider the possibility of a going-private transaction as a means of providing liquidity to stockholders at a fair value, and along those lines authorized the continuation of discussions with potential financing sources. The Board further authorized the Company’s officers to engage Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (“Houlihan Lokey”) as a financial advisor to assist the Board in its consideration of whether to pursue a going-private transaction and, if so, within what price range to consider such a transaction. Houlihan Lokey began working on their review of the Company soon after the July 25th meeting, and on July 31, 2003, the officers of the Company formally engaged Houlihan Lokey to provide such assistance to the Board.

At a regularly scheduled meeting of the Board held on August 7, 2003, the Board discussed, among other things, pursuing a potential going-private transaction. The Company’s general counsel discussed the process involved in a going-private transaction and explained the fiduciary obligations of the Board in connection with such a transaction. Also at that meeting, Houlihan Lokey made a presentation to the Board of Directors regarding potential pricing of such a transaction (the “Houlihan Lokey Presentation”). The Board and Houlihan Lokey discussed the Houlihan Lokey Presentation and Houlihan Lokey answered questions concerning the Houlihan Lokey Presentation. The Board then discussed the benefits and disadvantages of going private, strategies with respect to a going-private transaction, general timing concerns, the financing that would likely be required to complete such a transaction and the various structures available to effect a going-private transaction. Regarding potential financing sources, a draft of a commitment letter from Bank of America, for a senior credit line, and a draft proposal from Key Principal Partners, for mezzanine and equity financing, were presented to and reviewed by the Board (each of which is discussed in greater detail under Section 9, “Source and Amount of Funds”). The Board adjourned the August 7th meeting, resolving to meet again on August 11, 2003 to further discuss a potential going private transaction after having had a chance to further review the Houlihan Lokey Presentation and the financing information.

At a meeting of the Board held on August 11, 2003, the Board reconvened to further discuss pursuing a going-private transaction. The Board discussed the Houlihan Lokey Presentation with representatives of

Houlihan Lokey who participated by telephone for a portion of the meeting. The Board also discussed financing alternatives in light of a potential going-private transaction. The Board concluded that the Company should further explore the possibility of initiating a going-private transaction at a price of $2.75 per share through which OAOT would become a private company controlled by TP HoldCo and its affiliates, and formed a special committee of independent directors to evaluate such a transaction on behalf of the unaffiliated stockholders of OAOT. The resolutions authorizing the formation of the Special Committee provide that the Company will not proceed with a going-private transaction unless the Special Committee approves the transaction. The Special Committee is made up of Yvonne Brathwaite Burke, Frank B. Foster, III and Richard B. Lieb, each of whom is independent of TP HoldCo and of OAOT management and was elected to the Board prior to the time that TP HoldCo acquired an interest in the Company. The Board also authorized senior management to continue to work with the potential financing sources to obtain definitive commitments for financing.

On August 12, 2003, the Company issued a press release publicly announcing the formation of the Special Committee to evaluate the possibility of a going-private transaction at a price of $2.75 per share.

On August 14, 2003, the Special Committee engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as its legal advisor. The Special Committee then adopted its own governance procedures and discussed the Offer. The Special Committee also discussed the engagement of their own, independent financial advisor.

On August 20, 2003, the Special Committee met to discuss the status of the Offer and related legal proceedings. Upon discussion, the Special Committee agreed to engage Richards, Layton and Finger, P.A. (“Richards Layton”) as special Delaware counsel to advise the Special Committee in connection with Delaware law matters. The Special Committee also discussed and interviewed a number of financial advisor candidates.

On August 21, 2003, the Special Committee met to further discuss the financial advisor candidates and their presentations.

On August 25, 2003, the Special Committee met and agreed to engage Raymond James as its financial advisor and to render any opinion regarding the fairness, from a financial point of view, of a going-private transaction to the unaffiliated stockholders of the Company that may be necessary.

On September 22, 2003, the Special Committee met to discuss in detail the Offer. At that meeting, representatives of Raymond James made a presentation to the Special Committee, including their preliminary valuation range of the Company. In the course of their presentation, representatives of Raymond James discussed, among other things, the results of its meetings with OAOT’s management, the Company’s historical operating results and management’s projected operating results, the historical trading performance of the Shares and the analyses and methodologies that would be performed by Raymond James in rendering a fairness opinion. Members of the Special Committee asked questions of the representatives of Raymond James regarding their analysis and methodology. The Special Committee then requested that Raymond James discuss its analyses with Houlihan Lokey.

On September 23, 2003, Richard B. Lieb, the chairman of the Special Committee, called Louis N. Mintz, a director of the Company, a member of the management committee of TP HoldCo and a principal of J.F. Lehman, to arrange for a representative of Raymond James to speak with a representative of Houlihan Lokey.

On September 24, 2003, a representative from Raymond James called a representative from Houlihan Lokey to discuss the Houlihan Lokey Presentation.

On September 29, 2003, Raymond James discussed with the Special Committee the Houlihan Lokey Presentation, comparing Houlihan Lokey’s analyses to its own. Following this discussion, the Special Committee requested that Raymond James continue its discussions with members of the Board affiliated with TP HoldCo to pursue a price higher than $2.75 per share.

On September 30, 2003, Mr. Lieb again called Mr. Mintz to advise him that the Special Committee met on September 29, 2003 and that Mr. Mintz should expect a call from Raymond James regarding the Special Committee’s initial response to the Offer.

On October 1, 2003, a representative of Raymond James called Mr. Mintz and advised him that the initial price of $2.75 per OAOT share was inadequate. They also discussed the Houlihan Lokey Presentation and Raymond James indicated that it had additional questions about the Houlihan Lokey Presentation. In light of this, Mr. Mintz suggested that it might be beneficial for Raymond James and Houlihan Lokey to talk again.

On October 2 and 3, 2003, representatives of Raymond James and Houlihan Lokey continued the discussion of their respective analyses of OAOT.

On October 9, 2003, a representative of Raymond James again called Mr. Mintz. During this call, Raymond James reiterated the position that a price of $2.75 per OAOT share was still inadequate.

Between October 9 and October 16, 2003, Mr. Mintz called Mr. Lieb, Raymond James and Paul Weiss, in each case to inform the Special Committee that OAOT was prepared to increase its offer price, based on its discussions with the Special Committee, its representatives and counsel for the plaintiffs in the lawsuits that had been filed to date regarding the Offer.

On October 15, 2003, the Special Committee met to discuss the analyses of Raymond James and the initial offer price of the Company, following which the Special Committee requested that Raymond James continue to have discussions with Houlihan Lokey.

On October 16, 2003, Dr. Lehman called Mr. Lieb and for the first time formally proposed raising OAOT’s offer price above the initial offer price of $2.75 per share. Dr. Lehman proposed a price of $3.15 per share and stated that the price would not be increased further. Mr. Lieb informed Dr. Lehman that the Special Committee would consider the revised price.

On October 27, 2003, the Special Committee met to discuss the status of the Offer. At the meeting, Paul Weiss advised the Special Committee of its discussions with members of the Board affiliated with TP HoldCo regarding the structure of the Offer and the view of Richards Layton regarding the same. A discussion regarding the structure ensued and the Special Committee requested that Paul Weiss discuss proposed changes to the structure with Company counsel to provide that if the Offer were consummated, a back-end merger, whether short-form or long-form, would be effected. After such meeting, Paul, Weiss and counsel to OAOT discussed certain changes to the structure as addressed in such meeting. Counsel to OAOT indicated that they thought the proposed changes would be acceptable.

On November 5, 2003, the Special Committee met to discuss the Offer. At the meeting, Raymond James delivered its opinion that the purchase price of $3.15 per share was fair, as of such date, to the unaffiliated stockholders of the Company from a financial point of view. Based on the Raymond James opinion, the Special Committee made a unanimous determination that the proposed going-private transaction at a price of $3.15 per share is fair to the unaffiliated stockholders of the Company from a financial point of view. After making such determination the Special Committee discussed the structure of the Offer as modified to address the issues raised by Paul Weiss and discussed with counsel to OAOT and the effect it would have on the unaffiliated stockholders of the Company. The Special Committee then unanimously agreed to recommend that the full Board approve the transaction.

On November 5, 2003, the Special Committee met with the full Board. The full Board discussed the fairness opinion of Raymond James, the Special Committee’s determination that the Offer and Merger at a purchase price of $3.15 per share is fair to the unaffiliated stockholders of the Company from a financial point of view and the Special Committee’s recommendation that the full Board should approve the Offer and Merger at a price of

$3.15 per share. The Board again reviewed the reasons for proceeding with a going-private transaction and the fairness of the purchase price of $3.15 per share. Based on the determination of fairness and the recommendation of the Special Committee and other factors described in this Offer to Purchase, and after additional discussion, the Board made a unanimous determination that the Offer was procedurally and financially fair to the unaffiliated stockholders of the Company and approved the Offer for all of the Company’s outstanding Shares at a price of $3.15 per share on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The Board also approved the Merger on the terms and conditions set forth in this Offer to Purchase and the Merger Agreement and resolved to recommend that the stockholders of OAOT adopt the Merger Agreement if required by applicable law.

The resolutions authorizing the formation of the Special Committee provide that the Company will not proceed with a going-private transaction unless the Special Committee approved the transaction. No limitations were imposed by the Board on the Special Committee with respect to its evaluation of the potential going-private transaction and no limitations were imposed by the Board, the Special Committee or the management of the Company on Raymond James with respect to its investigations, the analyses performed or the procedures followed in rendering its opinion as to the fairness of the consideration, from a financial point of view, offered to the Company’s unaffiliated stockholders. The Special Committee was, however, informed that the majority stockholder was unwilling to sell its controlling interest in the Company.

Representatives of Paul Weiss participated in all meetings of the Special Committee.

On November 5, 2003, after the close of trading, the Company issued a press release announcing the approval of the Offer by the Special Committee and the full Board, and OAOT’s intention to commence the Offer as soon as practicable, with the Merger to follow the consummation of the Offer.

On November 13, 2003, the Offer was commenced.

2.	Purpose of the Offer

The Board has determined that it is in the best interests of the Company and its stockholders to terminate its status as a publicly-traded company by delisting the Shares from Nasdaq and terminating the registration of the Shares under the Exchange Act. Following completion of the Offer, there will likely be no public market for the Company’s securities, and the Company will no longer be required to file periodic reports with the SEC. See “Special Factors—Certain Effects of the Offer.” As result of the delisting and termination of the registration of the Shares, the liquidity of the Shares and the public availability of information regarding the Company will be significantly reduced. The purpose of the Offer is for OAOT to become a private company controlled by TP HoldCo and its affiliates. As a result of the Offer stockholders will have immediate liquidity for their shares prior to delisting and deregistration at a price which has been determined to be fair to the unaffiliated stockholders of OAOT by the Board and the Special Committee. Following the completion of the Offer and the delisting and termination of the registration of the shares, the Company will be a privately-held corporation controlled by TP HoldCo and its affiliates.

3.	Certain Effects of the Offer; Plans of the Company After the Offer

Reversion of the Company to private ownership will eliminate the substantial time and costs, both general and administrative, associated with maintaining the Company’s status as a public reporting company under the Exchange Act. In addition to expending the time of its management, the Company incurs significant legal, accounting and other expenses in connection with the preparation of annual and other periodic reports, with such costs increasing in the wake of the Sarbanes-Oxley Act of 2002. These costs include the preparation, review and filing of periodic reports with the SEC (such as Forms 10-K and Forms 10-Q), legal and accounting fees relating to such matters, annual fees for the Company’s transfer agent, fees relating to the listing of its common stock on Nasdaq, directors’ fees, additional directors’ and officers’ insurance costs and costs associated with communications with stockholders. These costs do not include the salaries and time of employees of the

Company who devote attention to these matters. Additionally, the Company’s management believes that required public disclosures under the Exchange Act may have given its competitors, some of which are not similarly burdened, certain information and insights about the Company’s operations and may put the Company at a competitive disadvantage in the marketplace versus its privately-held competitors.

The Shares purchased in the Offer will either be held by the Company as issued but not outstanding treasury stock or retired and returned to the status of authorized but unissued shares which may be reissued from time to time as determined by the Board. The Company has no current plans for the issuance of the Shares repurchased pursuant to the Offer.

TP HoldCo and its affiliates have advised the Board that, assuming completion of the Offer, they have no present intention of causing the Company to change its fundamental business, to sell or otherwise dispose of the Company or all or any material part of its business, or to merge (other than Merger described herein), liquidate or otherwise wind-up its business. Nevertheless, TP HoldCo and its affiliates may initiate a review of the Company and its assets, corporate structure, capitalization, tax status, operations, properties and personnel to determine what changes, if any, would be desirable following completion of the Offer to enhance the operations of the Company.

TP HoldCo and its affiliates have advised the Board that, assuming completion of the Offer and Merger, they have no present intention of causing a change in the composition of the Board, although, TP HoldCo reserves the right to change the composition of the Board any time, subject to the charter and bylaws of the Company and any applicable agreement among stockholders. We have been advised that the independent directors do not intend to serve on the board of directors following completion of the Offer. The persons who are presently officers of the Company likely will continue in their same positions following completion of the Offer and Merger. Regardless of whether any of the Shares are purchased in the Offer, TP HoldCo may, subject to the Stockholders Agreement, be able to control all matters requiring approval of the Company’s stockholders, including the election of directors because of its beneficial ownership or control of the voting power of a majority of the Shares.

If the Offer and the Merger are consummated, TP Sub will have complete control over the conduct of OAOT’s business and, together with certain of its affiliates, will have a nearly 100% interest in the net book value and net earnings of OAOT and any future increases in the value of OAOT. TP Sub’s current ownership in the equity of OAOT equals approximately 49% (not including, for such purposes, the 341,050 Shares TP Sub beneficially owns under the terms of the Voting Agreement with Cecile D. Barker). Upon completion of the Offer, TP Sub’s interest in OAOT’s net book value of $36.5 million on September 30, 2003 and net earnings of $2.615 million for the nine months ended September 30, 2003 would increase from approximately 49% of such amounts to 100% of such amounts, with such percentage reduced to the extent Key Principal Partners holds common stock in OAOT after the Merger (as currently contemplated by the financing arrangement with Key Principal Partners), and reduced further to the extent officers and directors of OAOT do not tender shares in the Offer and elect, prior to the Merger, to contribute their OAOT shares to MergerCo in exchange for shares of common stock of MergerCo. See Section 9, “Source and Amount of Funds—Key Principal Partners.” In addition, the unaffiliated stockholders will no longer have any interest in, and will not be stockholders of, OAOT and therefore will not participate in OAOT’s future earnings and potential growth, and will not have any right to vote on corporate matters. Similarly, the unaffiliated stockholders will no longer bear the risk of any decreases in the value of OAOT. Instead, the unaffiliated stockholders will have the right solely to receive the Offer Price (either in the Offer or the subsequent Merger) for each Share held (other than unaffiliated stockholders who do not tender in the Offer, do not vote their shares in favor of the Merger and perfect their appraisal rights under Delaware law in connection with the Merger).

Borrowings incurred in connection with the financing of the Offer will cause the consolidated indebtedness of the Company to be substantially greater after the completion of the Offer. See Section 9, “The Offer—Sources and Amounts of Funds.”

4.	Position of the Special Committee, the Board, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons Regarding the Offer

Based on the unanimous determination by the Special Committee that the Offer is fair to the Company’s unaffiliated stockholders, the Special Committee’s unanimous recommendation that the Board approve the Offer and certain other factors listed below, the Board, TP HoldCo, TP Sub, MergerCo and John F. Lehman, Donald Glickman, George A. Sawyer and Louis N. Mintz (collectively, the “Individual Filing Persons”) believe that the Offer is financially and procedurally fair to the unaffiliated stockholders of the Company. The Special Committee determination that the Offer Price is fair to the Company’s unaffiliated stockholders was based on the following factors:

•	The written opinion of the independent financial advisor to the Special Committee, Raymond James & Associates, Inc., dated November 5, 2003, to the effect that, as of such date, subject to the assumptions and the limitations contained therein, the Offer Price is fair to the unaffiliated stockholders from a financial point of view. See “Special Factors—Opinion of Raymond James & Associates, Inc.”

•	The fact that the Special Committee, which represents the interests of the unaffiliated stockholders, is made up of directors that are independent of TP HoldCo, its affiliates and OAOT management and were elected to serve on the Board prior to TP HoldCo’s acquisition of an interest in the Company in October 2001.

•	The Offer is conditioned on the tender of at least a majority of the Shares held by the unaffiliated stockholders—the Majority of the Minority Condition. Satisfaction of this condition will require that more than 4,139,799 Shares of the 8,279,598 Shares not owned by TP HoldCo, its affiliates and the directors and officers of the Company are tendered. The Majority of the Minority Condition is designed to provide a true opportunity for the unaffiliated stockholders of the Company to determine if the Offer Price is fair.

•	The current market for the Shares provides limited liquidity for stockholders to liquidate or add to their investments and has made it difficult for the Company to attract institutional investors or adequate research coverage by market analysts. Additionally, because of the limited liquidity available, the Company has been unable to access the public equity capital markets as a source of financing.

•	The Offer provides the Company’s unaffiliated stockholders the opportunity to sell their Shares at a premium to the price that has not been available in the public market, where historically low trading prices and volumes have greatly limited liquidity. OAOT’s stock has not closed at or above $3.15 per share since October 24, 2000. In particular, the Offer Price represents:

•	an 80% premium to the average daily closing price of the Shares during the quarter ended June 30, 2003 (the last fiscal quarter prior to the public announcement of formation of the Special Committee);

•	a 15.0% premium to the closing price of the Shares on August 11, 2003, the last trading day prior to the public announcement of the formation of the Special Committee; and

•	a 12.5% premium to the closing price of the Shares on November 5, 2003, the last completed trading day prior to the announcement of the Board’s approval the Offer.

•	The Offer Price was the result of arms-length negotiation between the Board and the Special Committee and their respective representatives.

•	The majority stockholder of the Company indicated it was not willing to sell its interest in the Company, in either the public market or in a private transaction, because it desired to retain its equity interest in the Company and continue to participate in any future earnings growth in the Company, and thus the Special Committee was not in a position to seek offers from potential third party acquirors.

•

If the Company were to remain a public company, or the majority stockholder were to acquire or cause OAOT to acquire additional Shares in the open market or in privately negotiated transactions, or pursue another strategic transaction regarding the Shares or OAOT, it might take considerably longer for the unaffiliated stockholders of the Company to receive any consideration for their Shares than if they had tendered their Shares in the Offer. Any such transaction may result in the proceeds per share to the unaffiliated stockholders being more than, less than or the same as the consideration to be paid in the Offer.

•	In the Merger, the stockholders who elect not to tender their Shares in the Offer will be entitled to receive the same consideration—the Offer Price—subject to their right to dissent from the Merger and demand an appraisal of the fair value of their Shares under the DGCL. This provision is designed to eliminate any concern on the part of the unaffiliated stockholders that they must tender in the Offer in order to avoid the risk being treated less fairly later.

•	That the procedural safeguards set forth in the Stockholders Agreement and described under “Special Factors; Stockholders Agreement” in favor of the stockholders of OAOT unaffiliated with TP HoldCo terminate on October 22, 2004.

•	There are considerable costs associated with remaining a publicly-traded company. In addition to the time expended by Company management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports are considerable. These costs, as well as the Company’s directors’ and officers’ insurance costs, have increased substantially since the passage and implementation of the Sarbanes-Oxley Act of 2002 and the Company expects these costs to continue to increase.

•	The reporting requirements of publicly-traded companies can lead to disclosure of sensitive information, including financial information and contractual agreements, which may put the Company at a competitive disadvantage in the marketplace versus its privately-held competitors.

•	The fact that, after the consummation of the Offer and Merger, the Company’s unaffiliated stockholders will no longer have any interest in the future earnings or growth of OAOT. In light of the other factors noted above and the fact that the consummation of the Offer and Merger will also result in the unaffiliated stockholders no longer having to bear the risk associated with continuing to hold an interest in an illiquid security, this factor was not deemed to be as significant.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes the material factors considered. In view of the variety of factors considered in connection with the evaluation of the Offer, it is not practicable to quantify or otherwise assign relative weights to the specific factors considered by the Special Committee in reaching its determination and recommendation and each member of the Special Committee may have placed different weights on different factors.

In addition to the factors listed above, the Special Committee considered the fact that consummation of the Offer would eliminate the opportunity of the stockholders, other than TP Sub and its affiliates, to participate in any potential future growth in the value of the Company, but determined that this lost opportunity was appropriately reflected in the $3.15 per share to be paid in the Offer and the Merger, and the immediate liquidity available to all unaffiliated stockholders.

In connection with its deliberations, the Special Committee considered the going concern value of the Company as measured by the discounted cash flow analysis performed by Raymond James, as described in detail below. In particular, the Special Committee considered that the Offer Price of $3.15 per share was at the midpoint of the range of the implied equity values derived by Raymond James in its discounted cash flow analysis, which analysis the Special Committee adopted in its deliberations. Also, the Special Committee considered that book value ($2.08 per share as of September 30, 2003, considerably below the Offer Price of $3.15 per share), which is based on the historical cost value of the Company’s assets, would not provide a fair value for the business as compared to current period measurements of the Company’s operational performance.

In connection with its deliberations, the Special Committee did not consider the Company’s liquidation value to be a relevant measure of valuation given the stated intention of TP HoldCo to continue the business as a going concern. Continuation of the business as a going concern makes any consideration of liquidation of the Company or values that ultimately might be obtained from such a liquidation highly speculative in that such liquidation would require sales of the Company’s assets over an extended period of time at prices that would vary subject to market conditions at the time of each such sale. In addition, as a provider of healthcare-related information technology solutions, with significant value in goodwill and its employees, the Special Committee considered that liquidation value would likely be significantly lower than the valuation of the Company as a going concern and, as such, would not provide a useful comparison for assessing the fairness of the $3.15 per share consideration. Consequently, the Special Committee did not request that Raymond James evaluate the Company’s liquidation value. While it is possible that prices of certain of the Company’s assets might be realized in a liquidation in excess of the book values over a period of time, the Special Committee believes that the length of time needed to accomplish an orderly liquidation, overall costs attendant to liquidation and the fact that certain assets would have to be sold at a discount in a liquidation would possibly offset any gains on other assets. In addition, substantial expenses could be incurred in a liquidation in connection with contractual terminations, severance pay and other matters, as well as legal fees and brokers’ commissions. There can be no assurance, however, that the liquidation value would not produce a higher valuation of the Company than its value as a going concern.

The Board has not made any provisions in connection with the Offer to grant any unaffiliated stockholders access to the Company’s corporate records, or to obtain counsel or appraisal services at the Company’s expense.

THE BOARD UNANIMOUSLY APPROVED THE OFFER AS DESCRIBED HEREIN BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE AND OTHER FACTORS DESCRIBED IN THIS OFFER TO PURCHASE. HOWEVER, NONE OF THE COMPANY, THE BOARD, THE SPECIAL COMMITTEE, TP HOLDCO, TP SUB, MERGERCO, THE INDIVIDUAL FILING PERSONS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO THE STOCKHOLDERS OF THE COMPANY AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE ITS, HIS OR HER OWN DECISION REGARDING WHETHER TO TENDER SHARES. THE BOARD HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDED ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF OAOT IF REQUIRED BY APPLICABLE LAW.

5.	Opinion of Raymond James & Associates, Inc.

Pursuant to an engagement letter dated September 11, 2003, the Special Committee retained Raymond James to act as its financial advisor in connection with its evaluation of the Offer. On November 5, 2003, at a meeting of the Special Committee, Raymond James delivered its written opinion to the Special Committee that, as of that date, the Offer Price to be received by the shareholders of OAOT (other than TP HoldCo and its affiliates) pursuant to the terms of the Offer to Purchase and Merger is fair, from a financial point of view, to such shareholders.

The full text of the opinion, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Raymond James in connection with its opinion, which is attached as Exhibit (c)(1) to the Schedule TO filed with the SEC by OAOT, TP HoldCo, TP Sub and MergerCo on November 13, 2003. The Raymond James opinion is incorporated in this Offer to Purchase by reference. OAOT shareholders are urged to read Raymond James’ opinion in its entirety. The summary of the Raymond James opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the opinion.

The Raymond James opinion was delivered to the Special Committee for its consideration of the proposed Offer and Merger and is not a recommendation to any OAOT shareholder as to whether the Offer is in that shareholder’s best interests or as to whether any shareholder should tender their shares in connection with the Offer.

In connection with its review of the proposed Offer and Merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the November 4, 2003 drafts of the Offer to Purchase and Agreement and Plan of Merger (and assumed the final forms of these documents would not vary in any respect material to its analysis);

•	reviewed the audited financial statements of OAOT as of and for the years ended December 31, 2002 and 2001, and the unaudited financial statements as of and for the periods ended September 30, 2003 (draft), June 30, 2003, and March 31, 2003;

•	reviewed OAOT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2003 (draft), June 30, 2003, and March 31, 2003;

•	reviewed certain other publicly available information regarding OAOT;

•	reviewed other financial and operating information, including financial forecasts, requested from and/or prepared and provided by OAOT; and

•	discussed with members of senior management of OAOT information relating to the aforementioned and any other matters which Raymond James has deemed relevant to its inquiry.

For the purposes of its opinion, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by OAOT, OAOT’s management, or any other party believed by Raymond James to be reliable, and Raymond James has undertaken no duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of OAOT. With respect to financial forecasts and other information and data regarding OAOT provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of OAOT management, and Raymond James has relied upon OAOT management to promptly advise it of any inaccuracies in information previously provided or if any information previously provided needed to be updated during the period of its review.

Raymond James’ opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of the date of its opinion. Any material change in such circumstances and conditions would require a reevaluation of its opinion, which Raymond James has not been requested to undertake. Raymond James’ opinion did not address the relative merits of the Offer and Merger or any other business strategy considered by the Special Committee in contemplation of the Offer.

In rendering its opinion, Raymond James assumed that the Offer and Merger will be consummated on the terms described in the Offer to Purchase and Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the agreements and that all conditions to the consummation of the Merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which OAOT is a party, as contemplated by the agreements, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on OAOT. In its review and analysis and in arriving at its opinion, Raymond James assumed that the shareholders would receive $3.15 per share in cash consideration. The amount of consideration to be paid to the shareholders if the Merger is consummated was not recommended by Raymond James, but rather, was the result of arms-length negotiations among the parties to the Merger Agreement.

In accordance with customary investment banking practice, Raymond James performed four separate and distinct analyses, all of which are generally accepted valuation methods, in order to form an opinion as to whether the cash consideration proposed to be paid to the shareholders of OAOT (other than TP HoldCo and its affiliates) is fair from a financial point of view. The analyses conducted were:

•	Comparable Public Company Analysis – In this analysis, Raymond James used operating data and performance measures from publicly traded companies that it deemed comparable to OAOT to imply a range of per share prices for OAOT. This range was then compared to the Offer Price to be paid to the shareholders.

•	Precedent Transactions Analysis – In this analysis, Raymond James reviewed data obtained from merger and acquisition transactions involving companies similar to OAOT to derive an implied range of per share prices of OAOT stock. This range was then compared to the Offer Price to be paid to the shareholders.

•	Premiums Paid Analysis – In the Premiums Paid Analysis, Raymond James analyzed publicly announced going private transactions and derived from that data a range of premiums to the market price paid in those transactions. The range of premiums paid was then applied to OAOT to derive an implied range of per share prices of OAOT stock. This range was then compared to the Offer Price to be paid to the shareholders.

•	Discounted Cash Flow Analysis – In this last analysis, Raymond James used management’s projections for the years 2003 through 2007 and various discount rate and terminal multiple assumptions to determine a range of present values of OAOT’s free cash flows and to then derive a range of implied per share prices for OAOT. The Offer Price was then evaluated against this range.

The following is a summary of the financial analyses Raymond James performed and presented to the Special Committee on November 5, 2003 in connection with the delivery of its opinion. No company or transaction used in the analyses described below is directly comparable to OAOT or the proposed Merger. The information summarized in the tables that follow should be read in conjunction with the accompanying text.

Comparable Public Company Analysis

Raymond James analyzed selected historical financial, operating and market data of OAOT and other publicly traded companies that Raymond James deemed to be comparable to OAOT. The companies deemed by Raymond James to be reasonably comparable to OAOT in terms of services offered, markets served and business prospects were:

• Accenture Ltd	• Sykes Enterprises, Inc.

• Electronic Data Systems Corporation	• Covansys Corporation

• Computer Sciences Corporation	• iGate Corporation

• Affiliated Computer Services, Inc.	• Butler International, Inc.

• Perot Systems Corporation	• Analysts International Corporation

• Keane, Inc.	• Computer Task Group, Inc.

• Spherion Corporation	• Computer Horizons Corporation

• TeleTech Holdings, Inc.	• TechTeam Global, Inc.

Raymond James examined certain publicly available financial data of the publicly traded comparable companies, including the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to latest twelve months (“LTM”) revenue, LTM earnings before interest, taxes, depreciation, and amortization (“EBITDA”), projected 2003 revenue, and projected 2003 EBITDA. The following table summarizes the results of this analysis:

	Market Multiples
	Low			High		Mean		Median
Enterprise Value/LTM Revenue	0.16	x	-	1.94	x	0.71	x	0.68	x
Enterprise Value/ LTM EBITDA	2.3	x	-	16.3	x	9.5	x	10.3	x

Enterprise Value/Projected 2003 Revenue	0.28	x	-	1.90	x	0.89	x	0.72	x
Enterprise Value/Projected 2003 EBITDA	5.3	x	-	20.9	x	10.4	x	9.8	x

Raymond James then applied the ratios shown above and derived from this comparable public company analysis to OAOT’s adjusted LTM and 2003 revenue and EBITDA to determine an implied equity value per share. Based on information provided by OAOT management, Raymond James made certain adjustments to OAOT’s historical and projected financial performance (as presented in Section 8 of this Offer to Purchase) used in this analysis and other analyses summarized herein to reflect certain non-recurring revenues and expenses, updated information received by OAOT management after the preparation of the projections presented in Section 8, and estimated public company expenses (in certain analyses). The following table summarizes the results of this comparable public company analysis for each of the above financial measures:

	Implied Equity Value Per Share
	Low		High	Mean	Median
Enterprise Value/LTM Revenue	$1.76	-	$19.66	$7.29	$6.99
Enterprise Value/ LTM EBITDA	1.41	-	9.22	5.43	5.84

Enterprise Value/Projected 2003 Revenue	$3.04	-	$19.72	$9.29	$7.58
Enterprise Value/Projected 2003 EBITDA	2.98	-	11.46	5.75	5.43

In all cases, the proposed Offer Price of $3.15 per share is within the ranges of implied equity values per share presented above.

However, Raymond James noted that the trading multiples of publicly traded companies are often impacted by the relative sizes of these companies. As a result, Raymond James reviewed and compared the actual financial, operating, and stock market information of those companies in the initial comparable public company analysis with LTM revenue of less than $500 million. These companies included:

• Sykes Enterprises, Inc.	• Analysts International Corporation

• Covansys Corporation	• Computer Task Group, Inc.

• iGate Corporation	• Computer Horizons Corporation

• Butler International, Inc.	• TechTeam Global, Inc.

Raymond James examined certain publicly available financial data of these companies, including the ratio of enterprise value to LTM revenue, LTM EBITDA, projected 2003 revenue, and projected 2003 EBITDA. The following table summarizes the results of this analysis:

Market Multiples
	Low		High	Mean	Median
Enterprise Value/LTM Revenue	0.16x	-	1.06x	0.46x	0.29x
Enterprise Value/ LTM EBITDA	2.3x	-	16.3x	10.3x	10.5x
Enterprise Value/Projected 2003 Revenue	0.28x	-	1.08x	0.68x	0.69x
Enterprise Value/Projected 2003 EBITDA	7.9x	-	20.9x	13.9x	12.8x

Raymond James then applied the ratios shown above and derived from the comparable public companies listed above to OAOT’s adjusted LTM and 2003 revenue and EBITDA to determine an implied equity value per share. This analysis indicated the following:

	Implied Equity Value Per Share
	Low		High	Mean	Median
Enterprise Value/LTM Revenue	$1.76	-	$10.80	$4.78	$3.02
Enterprise Value/ LTM EBITDA	1.41	-	9.22	5.84	5.98
Enterprise Value/Projected 2003 Revenue	$3.04	-	$11.23	$7.18	$7.26
Enterprise Value/Projected 2003 EBITDA	4.44	-	11.46	7.65	7.07

In general, the proposed Offer Price of $3.15 per share is within the ranges of implied equity values per share presented above. However, in one case, the Enterprise Value/Projected 2003 EBITDA approach, the proposed Offer Price of $3.15 per share is lower than the low implied equity value per share.

None of the comparable public companies are, of course, identical to OAOT. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable public companies and other factors that could affect the public valuation of the comparable public companies, as well as that of OAOT.

Precedent Transactions Analysis

Raymond James compared the financial terms of the proposed Offer and Merger with selected comparable merger and acquisition transactions. The universe was limited to transactions within the industry in which OAOT participates and transactions for which information was available publicly. No transaction analyzed in Raymond James’ precedent transactions analysis was identical to the Merger. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics, and in other factors that distinguish OAOT’s transaction from the other transactions considered, because all of these factors, both individually and cumulatively, could affect the acquisition value of the target companies to which OAOT is being compared.

Raymond James reviewed 15 comparable transactions that were announced or completed between January 1, 2000 and November 5, 2003. Specifically, Raymond James examined certain publicly available financial data related to the comparable transactions, including the ratio of enterprise value to LTM revenue and EBITDA. The following table summarizes the results of this analysis:

	Market Multiples
	Low			High		Mean		Median
Enterprise Value/LTM Revenue	0.14	x	-	1.33	x	0.46	x	0.38	x
Enterprise Value/ LTM EBITDA	4.8	x	-	9.2	x	7.6	x	8.0	x

Raymond James then applied the ratios shown above and derived from the precedent transactions analysis to OAOT’s adjusted LTM revenue and EBITDA to determine an implied equity value per share. The following table summarizes the results of the precedent transaction analysis for each of the above financial measures:

	Implied Equity Value Per Share
	Low		High	Mean		Median
Enterprise Value/LTM Revenue	$1.57	-	$13.50	$4.76	-	$3.96
Enterprise Value/ LTM EBITDA	2.94	-	5.55	4.57	-	4.81

In all cases, the proposed Offer Price of $3.15 per share is within the ranges of implied equity values per share presented above.

None of the precedent transactions considered by Raymond James are identical to the proposed Offer and Merger. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics of OAOT and the companies involved in the precedent transactions analysis, as well as other factors that could affect their transaction values.

Premiums Paid Analysis

Raymond James analyzed the premiums paid in 66 “going private” transactions completed between January 1, 2001 and November 5, 2003. Raymond James analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction; the purchase price as a percentage premium to the share price four weeks prior to the announcement of the transaction; and the purchase price as a percentage premium to the share price 90 days prior to the announcement of the transaction. This analysis indicated the following:

	Percentage Premium Over
	Low		High	Mean	Median
1 Day Prior Share Price	(7.7)%	-	167.9%	42.4%	32.7%
4 Weeks Prior Share Price	(37.0)%	-	190.4%	46.9%	37.4%
90 Days Prior Share Price	(64.6)%	-	192.2%	30.7%	24.3%

Raymond James then applied the premiums shown above and derived from this premiums paid analysis to OAOT’s stock price 90 days, four weeks and one day prior to August 12, 2003, to determine implied equity values per share for OAOT. August 12, 2003 was the date on which OAOT first announced its intention to take the Company private. The following table summarizes the results of this analysis:

	Implied Price Per Share
	Low		High	Mean	Median
1 Day Prior Share Price	$2.53	-	$7.34	$3.90	$3.63
4 Weeks Prior Share Price	1.64	-	7.58	3.83	3.59
90 Days Prior Share Price	0.52	-	4.32	1.93	1.84

In all cases, the proposed Offer Price of $3.15 per share is within the ranges of implied prices per share presented above.

In addition, Raymond James analyzed the premiums paid in 11 “going private” transactions completed between January 1, 2001 and November 5, 2003 in which a minority interest was acquired. Raymond James analyzed the information on these transactions using three criteria: the purchase price as a percentage premium to the share price one day prior to the announcement of the transaction; the purchase price as a percentage premium to the share price four weeks prior to the announcement of the transaction; and the purchase price as a percentage premium to the share price 90 days prior to the announcement of the transaction. This analysis indicated the following:

	Percentage Premium Over
	Low		High	Mean	Median
1 Day Prior Share Price	4.3%	-	150.0%	48.1%	32.6%
4 Weeks Prior Share Price	(17.5)%	-	150.0%	56.6%	33.3%
90 Days Prior Share Price	(27.5)%	-	112.2%	16.4%	3.4%

Raymond James then applied the premiums shown above and derived from this premiums paid analysis to OAOT’s stock price 90 days, four weeks and one day prior to August 12, 2003, to determine implied equity values per share for OAOT. The following table summarizes the results of this analysis:

	Implied Price Per Share
	Low		High	Mean	Median
1 Day Prior Share Price	$2.86	-	$6.85	$4.06	$3.63
4 Weeks Prior Share Price	2.15	-	6.53	4.09	3.48
90 Days Prior Share Price	1.07	-	3.14	1.72	1.53

In all cases, the proposed Offer Price of $3.15 per share is within the ranges of implied prices per share presented above.

Discounted Cash Flow Analysis

Raymond James performed a discounted cash flow (“DCF”) analysis to estimate the present value of the future unlevered after-tax cash flows of OAOT through 2007. The projections used in the DCF were prepared by OAOT management and adjusted as described earlier.

Raymond James made a variety of assumptions in the DCF analysis, including utilizing a range of discount rates from 18.0% to 20.0% and a range of exit multiples from 4.0x EBITDA to 6.0x EBITDA. Based on this analysis, OAOT’s implied per share equity value ranged from $2.66 to $3.67, with a midpoint of $3.15.

The proposed Offer Price of $3.15 per share is within the range of implied equity values per share presented above.

DCF analysis is a widely used valuation methodology, but it relies on numerous assumptions, including assets and earnings growth rates, terminal values and discount rates. This analysis is not necessarily indicative of the actual present or future value or results of OAOT, which may be significantly more or less favorable than suggested by such analysis.

Summary

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the opinion of Raymond James, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering Raymond James opinion. Raymond James did not form an opinion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Raymond James considered the results of all such analyses and did not assign specific weights to particular analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Raymond James’ analysis of the fairness, from a financial point of view, to OAOT’s shareholders (other than TP HoldCo and its affiliates) of the Offer Price to be paid by OAOT pursuant to the Offer to Purchase and Merger Agreement. The Special Committee imposed no limitations on the scope of analyses performed by Raymond James. The summary in this statement of Raymond James’ opinion is qualified in its entirety by reference to the full text of Raymond James’ opinion which is attached as Exhibit (c)(1) to the Schedule TO filed with the SEC by OAOT, TP HoldCo, TP Sub and MergerCo on November 13, 2003. Raymond James does not, however, make any recommendation to the shareholders of OAOT, or to any other person or entity, as to whether such shareholders should tender their shares in connection with the Offer.

Pursuant to a letter agreement dated September 11, 2003, OAOT agreed to pay Raymond James (1) a series of retainer payments totaling $125,000 for certain financial advisory services in connection with the Special Committee’s evaluation of the Offer and (2) a fee of $175,000 upon delivery of its fairness opinion or its determination that it was unable to deliver a fairness opinion. In addition, OAOT has agreed to reimburse Raymond James for its reasonable out-of-pocket expenses up to $25,000. Raymond James’ compensation is not based on the successful completion of the Merger.

As a condition of the engagement, OAOT has also agreed to indemnify and hold harmless Raymond James & Associates, Inc. and Raymond James Financial, Inc., together with their respective officers, directors, shareholders, employees and agents and each person, if any, who controls Raymond James and any of its affiliates from any and all losses, suits, actions, judgments, penalties, fines, costs, damages, liabilities or claims of any kind or nature, relating to or arising out of Raymond James engagement.

Raymond James & Associates, Inc., a subsidiary of Raymond James Financial, Inc., is a nationally recognized investment banking firm. Raymond James and its affiliates, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Raymond James as its financial advisor on the basis of Raymond James’ experience and expertise in mergers and acquisitions transactions. Except for its engagement with respect to the Offer and Merger as described herein, Raymond James and its affiliates have not previously provided investment banking or financial advisory services to the Company, TP HoldCo, TP Sub, MergerCo or J.F. Lehman.

6.	Presentation of Houlihan Lokey

Houlihan Lokey was engaged as the financial advisor to the Board in connection with its consideration whether to pursue—and, if so, within what price range to propose—a going-private transaction. Houlihan Lokey was not requested to, and did not, render any appraisal or fairness opinion in connection with the Offer or any opinion or advice as to the desirability, from the standpoint of the Company, its stockholders or any other person, of the Company’s entering into the Merger Agreement, the Offer or any other going-private transaction. Houlihan Lokey made a presentation to the Board on August 7, 2003.

The Houlihan Lokey Presentation was not intended to be and does not constitute an opinion with respect to the fairness, from a financial point of view or otherwise, of the Offer Price to the Company, its stockholders or any other person, or a recommendation with respect to the Offer to the Company, its stockholders or any other person.

In preparing the Houlihan Lokey Presentation, Houlihan Lokey reviewed and analyzed, among other things:

•	certain historical financial, operating and business information relating to the Company and certain financial projections prepared by the Company’s management with respect to fiscal years 2003 through 2007 (“Management Projections”);

•	publicly available information that Houlihan Lokey believed to be relevant to its analysis, including financial data and historical market prices and trading volume, for the following companies that Houlihan Lokey deemed relevant to the Company (collectively the “Peer Group”):

•	Affiliated Computer Services Inc.

•	American Management Systems

•	Analysts International Corp.

•	CDI Corp.

•	Computer Horizons Corp.

•	Computer Sciences Corp.

•	Computer Task Group Inc.

•	Covansys Corp.

•	Electronic Data Systems Corp.

•	Keane Inc.

•	Maximus, Inc.

•	Perot Systems Corp.

•	Tier Technologies Inc.

•	a trading history of the common stock of the Company and the Peer Group from August 5, 2002 to August 5, 2003;

•	to the extent publicly available, financial terms of certain transactions deemed relevant to the Company; and

•	certain premiums paid in acquisition transactions.

In addition, Houlihan Lokey visited certain facilities and business offices of the Company and engaged in discussions with certain members of the Company’s management and the Board concerning the financial condition, current operating results and business outlook of the Company.

The Houlihan Lokey Presentation was necessarily based on economic, market and other conditions, and information made available to Houlihan Lokey as of August 7, 2003. For purposes of preparing and presenting the Houlihan Lokey Presentation, Houlihan Lokey assumed and relied upon the accuracy and completeness of all information provided by and on behalf of the Company and did not assume any responsibility for independent verification of such information or for any independent valuation or appraisal of any assets of the Company. Further, although Houlihan Lokey visited certain facilities and business offices of the Company, it did not assume any obligation to, and accordingly did not, conduct any physical inspection of the facilities, business offices or other properties of the Company. Houlihan Lokey assumed, without independent investigation, and relied upon the accuracy of all representations and statements made by officers and senior management of the Company. With respect to the Management Projections, including certain adjustments for purposes of Houlihan Lokey’s discounted cash flow analysis discussed with management, Houlihan Lokey assumed, and relied upon the fact, that the Management Projections were reasonably prepared and reflect the best currently available estimates and good faith judgments of the Company’s senior management as to the expected future financial performance of the Company.

In its analysis, Houlihan Lokey made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

In the materials prepared by Houlihan Lokey and presented to the Board on August 7, 2003, the following methodologies were included: market multiple approach, mergers and acquisitions transaction approach, discounted cash flow approach, leveraged buyout approach, and control premium approach, each as described below.

Market Multiple Approach. This analysis imputed a valuation for the Company based on the trading levels of comparable public companies. Houlihan Lokey captured certain data for the Peer Group, including market capitalization, enterprise value (“EV”), EBITDA, earnings before interest and taxes (“EBIT”) and earnings as reported for the last twelve months (“LTM”), fiscal year ended December 31, 2003 (“NFY”), fiscal year ended December 31, 2004 (“NFY+1”) and three year average. Enterprise value equals market capitalization plus total debt and preferred stock, less any cash or cash equivalents. Houlihan Lokey derived indications of the Company’s enterprise value from operations by applying the Company’s actual and projected operating results to the indicated range of multiples of the Peer Group. Houlihan Lokey then applied a control premium to the implied equity value of the Company to arrive at a range of implied equity value per share of $3.20 to $3.84. However, the companies in the Peer Group are generally larger and more liquid than the Company, generally have more diverse customer bases, or have other characteristics which limit their comparability to the Company.

Mergers and Acquisitions Transaction Approach. This analysis imputed a valuation to the Company based on the levels at which comparable companies have traded hands in the market for corporate control through mergers, acquisitions, and similar transactions. Houlihan Lokey compared the transaction multiples for seven acquisitions of targets that carry a similar risk profile to the Company in the commercial IT industry. The transactions occurred between April 3, 2001 and August 5, 2003 and included the following target companies or businesses:

•	Articulent, Inc.

•	Computer Horizons Corp.

•	Data Dimensions, Inc.

•	Elevon, Inc.

•	Metro Information Systems

•	ProBusiness Services, Inc.

•	Technisource, Inc.

Houlihan Lokey calculated the following financial ratios of the target companies in such transactions deemed relevant based on publicly available information: (i) EV to LTM revenue, (ii) EV to LTM EBITDA, (iii) EV to LTM EBIT, and (iv) EV to adjusted total assets. Houlihan Lokey derived indications of the Company’s enterprise value from operations by applying the Company’s LTM revenue, LTM EBITDA, and adjusted total assets to the selected multiple ranges, resulting in an implied equity value per share range of $3.18 to $3.57. However, this approach, like the market multiple approach, was limited by the difficulty in identifying target companies deemed truly comparable to the Company. In addition, the transactions deemed relevant for this analysis had limited data points due to poor financial performance (i.e., negative earnings).

Discounted Cash Flow Approach. This analysis imputed a value to the Company based upon the projected unlevered free cash flows of the Company and is a measure of the going concern value of the Company. Using Management Projections, Houlihan Lokey determined the enterprise value of the Company by first deriving free cash flow for the Company during the projection period. The Company’s free cash flow consisted of cash flow generated from the business operations less outlays needed to support the business operations (the planned investment in fixed assets and working capital). The net cash flow was discounted to the present using a range of discount rates which Houlihan Lokey believed gave appropriate consideration to the inherent risk of the net cash flows and prevailing market interest rates.

To determine the portion of the enterprise value from operations attributable to periods beyond 2007, Houlihan Lokey determined a terminal value of the Company by applying a multiple range to the Company’s projected EBITDA for fiscal year 2007. This terminal value was then discounted to the present at the same range of discount rates. This approach, which gave full credit to the Management Projections, resulted in an implied equity value per share range of $3.19 to $3.76.

In addition, Houlihan Lokey conducted a similar discounted cash flow analysis using Management Projections which were then adjusted to reflect certain downside risks that Houlihan Lokey believed, after discussions with the Company’s management, were sufficiently likely to warrant inclusion in its analysis. To determine a range of enterprise value for the Company using these adjusted projections, the net cash flow was discounted to the present using a range of discount rates. Houlihan Lokey determined a terminal value of the Company by applying a multiple range to the adjusted projected EBITDA for fiscal year 2007, resulting in an implied equity value per share range of $2.05 to $2.48.

Leveraged Buyout Approach. This analysis imputed a value to the Company by determining the maximum amount that could be paid for the Company while providing adequate investment returns for all investors. Using Management Projections, Houlihan Lokey determined the enterprise value of the Company by leveraging the Company on a stand-alone basis and generating internal rates of return to equity and debt holders that were within a reasonable range of expected returns for potential investors in a business with the risk profile of the Company. This approach resulted in an implied equity value per share range of $2.80 to $3.41.

Control Premium Approach. This analysis imputed a value to the Company’s common stock by applying a control premium derived from observations of similar transactions to the market price of the stock at specified times. Using publicly available information, Houlihan Lokey analyzed the implied premiums paid or proposed to be paid in (i) selected IT services industry transactions, (ii) minority interest acquisitions, (ii) going private transactions and (ii) self-tenders. Houlihan Lokey then calculated the mean and median premiums paid in each category. As part of this analysis, Houlihan Lokey reviewed the stock trading history of the Company over the two-year period ending August 5, 2003 and observed that: (i) the Company’s stock trades at market multiples significantly below the range of publicly traded companies deemed relevant by Houlihan Lokey, but that in the 30 days prior to August 5, 2003, the Company had experienced a strong upsurge in its stock price relative to its peers; (ii) the Company has a relatively low public float and daily trading volume; and (iii) the Company has no equity research coverage. Houlihan Lokey then applied the implied premiums to (i) the average market price of the stock during the second quarter of 2003, selected because the second quarter predated any abnormal appreciation in the stock price that may relate to the Offer and resulting in an implied equity value per share range of $2.14 to $2.34; (ii) the average closing price of the stock for the 90 business days preceding the analysis, selected because it captured recent price data as well as price data before any abnormal appreciation in the stock price which may relate to the Offer and resulting in an implied equity value per share range of $2.67 to $2.87; and (iii) the reported closing price for the stock on August 5, 2003, selected to capture the most recent pricing data and resulting in an implied equity value per share range of $3.46 to $3.66, but which may reflect abnormal price appreciation related to the Offer.

Theoretical Per Share Value Conclusions. Based on the analyses set forth above, Houlihan Lokey presented two valuation ranges to the Board. The first range (the “Judgmentally Weighted Range”) weighted the various valuation methodologies based on Houlihan Lokey’s assessment of the relative applicability of each methodology in light of the financial performance, trading history, and prospects of the Company, as well as such other factors as Houlihan Lokey deemed relevant, and, among other things, gave less weight to the comparable company and mergers and acquisitions analyses than to the control premium analyses because of concerns, noted above, as to the applicability of even the best available comparable companies. The second range (the “Equally Weighted Range”) gave equal weight to each methodology employed by Houlihan Lokey. The Judgmentally Weighted Range yielded a theoretical per-share value of between $2.68 and $3.08. The Equally Weighted Range yielded a theoretical per-share value of between $2.84 and $3.24.

Houlihan Lokey is an internationally recognized investment advisor and is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, restructurings and reorganizations and valuations for corporate and other purposes. The Board selected Houlihan Lokey because of its expertise and reputation as a valuation firm.

The engagement of Houlihan Lokey in connection with the Offer was formalized by an engagement letter dated July 31, 2003 between the Company and Houlihan Lokey pursuant to which the Company agreed to pay Houlihan Lokey a fee of $150,000, $75,000 of which was paid upon signing the engagement letter and the remainder of which became due upon Houlihan Lokey’s presentation of its analysis of the Board on August 7, 2003. No portion of the fee was contingent upon the conclusions reached in Houlihan Lokey’s report. In addition, the Company has agreed to reimburse Houlihan Lokey for its reasonable expenses and to indemnify Houlihan Lokey and certain related persons for certain liabilities that may arise out of its engagement.

Houlihan Lokey has not had, over the past two years, prior direct business relationship with the Company, TP HoldCo, TP Sub or J.F. Lehman. However, in the ordinary course of its business, Houlihan Lokey has from time to time performed financial advisory services in relation to companies in which J.F. Lehman or its affiliates are or have been investors, or in which they have contemplated making investments.

7.	Solvency Opinion

The Offer is conditioned on the Board’s receipt of a solvency opinion from a nationally recognized independent valuation firm at the expiration of the Offering Period. Section 10, “The Offer—Certain Conditions of the Offer.” This condition, which resulted from negotiations with the Special Committee and its advisors, is meant to provide assurances to the Board that (i) the Company will have sufficient surplus to lawfully repurchase the Shares in the Offer under the applicable provisions of the DGCL and (ii) the Company will not be rendered insolvent by the consummation of the Offer, the Merger and the third-party financing that will be incurred in connection with funding the consideration to be paid in the Offer and the Merger. The receipt of a favorable solvency opinion from a nationally recognized independent valuation firm will offer a measure of protection to the members of the Board in the event that, after completion of the going-private transaction, a third-party creditor were to allege that repurchasing the Shares or incurring the third-party debt was either unlawful under the DGCL or rendered the Company insolvent and unable to pay its debts when due. The Company has retained Houlihan Lokey to render the solvency opinion.

For the condition to be satisfied, the solvency opinion must be substantially to the effect that, immediately prior to the Offer, there exists sufficient lawful funds for the Offer and Merger and, immediately after the consummation of the Offer and Merger, on a pro forma basis giving effect to the consummation of the Offer and Merger, (i) the fair value of OAOT’s assets would exceed the sum of its statutory capital and its identified and stated debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of OAOT’s assets would be greater than the amount that would be required to pay the liabilities on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) OAOT should be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (iv) OAOT would not have an unreasonably small amount of capital with which to conduct the businesses in which it is engaged as such business is then conducted and proposed to be conducted following such date.

8.	Financial Projections

OAOT does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. In April and May 2003, management of OAOT prepared financial projections for the fiscal years ending December 31, 2003, 2004, 2005, 2006 and 2007 set forth below. These projections were prepared as a part of a long-term planning initiative and for use in connection with the Board’s efforts to determine whether transaction financing was available to the Company. In addition, these projections were made available to Houlihan Lokey and Raymond James for use during their review of OAOT and the Offer and were available to the members of the Board, the Special Committee and potential financing sources during time period in which the Offer was considered. No other projections were available to, or were made available by, the Company.

	2003E	2004E	2005E	2006E	2007E
	(dollars in thousands)
Revenue	$180,135	$200,444	$214,954	$231,734	$252,313
Gross Profit	$38,867	$43,626	$47,084	$51,331	$56,836
% Profit	21.6%	21.8%	21.9%	22.2%	22.5%
S, G & A	$32,064	$34,416	$36,529	$38,959	$41,698
% S, G & A	17.8%	17.2%	17.0%	16.8%	16.5%
EBIT	$6,803	$9,210	$10,555	$12,372	$15,138
% EBIT	3.8%	4.6%	4.9%	5.3%	6.0%
EBITDA	$10,068	$11,712	$12,608	$14,575	$17,151
% EBITDA	5.6%	5.8%	5.9%	6.3%	6.8%
Cash and cash equivalents	$11,708	$14,596	$16,949	$21,182	$27,985
Working capital	$21,051	$24,545	$28,376	$35,184	$43,491
Total long-term debt	$3,364	$1,405	—	—	—
Shareholders’ equity	$37,172	$42,123	$47,847	$54,616	$62,975

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FORWARD-LOOKING INFORMATION OR ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE FORWARD LOOKING STATEMENTS THAT ARE BASED ON MYRIAD ESTIMATES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, THOSE LISTED BELOW.

The projections were prepared based on input from executive management and selected operations and finance staff. No acquisitions or divestitures were assumed in the development of the projections. The Company assumed a constant exchange rate of CAN $1.45 / US $1.00 for the entire forecast period. In preparation of the projections the Company made certain additional assumptions, including (i) its existing multi-year contracts and purchase order contracts would be renewed on similar terms and levels as they expire; (ii) new business opportunities including those in the United States government information technology services market will yield $23 million of new business revenue, assumed to be long-term contracts, in 2004 with an annual growth rate of 30% to 35% in new business revenue for the balance of the forecast period; (iii) gross profit margins for both the new and the existing business will remain relatively constant over the forecast period and that they will be relatively consistent with the current gross profit margins; (iv) revenue in its healthcare information technology section would grow by 15% in 2004 and by 10% for the balance of the forecast period; and (v) accounts receivable and accounts payable days outstanding would remain relatively constant at levels achieved during the early part of 2003.

Projected information of the type contained in the financial projections summarized above is considered a forward looking statement based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the OAOT’s filings with the SEC under the Exchange Act. These uncertainties and contingencies are difficult to predict and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the financial projections included in this Offer to Purchase are presented here for the limited purpose of giving OAOT’s stockholders access to the same materials reviewed by the Board, the Special Committee and their respective advisors in connection with the Offer.

THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND SHAREHOLDER VALUE OF OAOT MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND OAOT’S ABILITY TO CONTROL OR PREDICT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT OAOT’S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. OAOT DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

9.	Interests of Certain Persons in the Offer

In considering the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below. Their interests may present them with certain actual or potential conflicts of interest.

TP HoldCo and its affiliated entities will not tender Shares in the Offer, and each of the directors and executive officers of OAOT, other than the members of the Special Committee and Gregory A. Pratt, has advised us that they do not presently intend to tender their shares and Vested ITM Options pursuant to the Offer (such persons, the “Non-Tendering Executive Officers and Directors”). The members of the Special Committee have advised us that they will tender their shares and Vested ITM Options in the Offer, and Gregory A. Pratt has advised us that he will tender his Vested ITM Options to purchase 750,000 Shares.

Prior to the consummation of the Offer, holders of Vested ITM Options will be provided with the opportunity to surrender such options in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the excess of the Offer Price over the applicable exercise price. Options that are not tendered in the Offer or exercised prior to the Merger will be converted into substantially identical options to purchase shares of common stock of the surviving corporation in the Merger (which will be OAOT).

As of November 7, 2003, there were 17,533,459 Shares issued and outstanding and an additional 1,549,067 Shares reserved for issuance upon the exercise of Vested ITM Options. TP HoldCo, its affiliated entities and  the Non-Tendering Executive Officers and Directors own 9,050,581 Shares and hold options to purchase an additional 670,250 Shares that are either currently exercisable or are exercisable within 60 days, of which 376,250 of those options constitute Vested ITM Options. As a result, under SEC rules for beneficial ownership (which includes all options that are exercisable within 60 days), TP HoldCo, its affiliated entities and the Non-Tendering Executive Officers and Directors beneficially own 53.4% of the outstanding shares of OAOT common stock.

If the Non-Tendering Executive Officers and Directors in fact do not tender their shares in the Offer and the Offer is consummated, it is currently contemplated that prior to the Merger, such persons will be permitted to contribute their shares of OAOT common stock to MergerCo in exchange for shares of the common stock of MergerCo, and thus retain an ownership interest in OAOT after the Merger. The Non-Tendering Executive Officers and Directors own an aggregate of 125,367 shares of OAOT common stock, or approximately 0.72% of the currently outstanding Shares. Such number of shares and percentage of outstanding shares exclude 341,050 shares owned by Cecile D. Barker that have been pledged to secure obligations of Mr. Barker. Pursuant to a

Voting Agreement and Irrevocable Proxy entered into on October 22, 2001, Mr. Barker has granted TP Sub a proxy to vote those shares and has agreed to contribute those shares to TP Sub upon their becoming unencumbered.

The members of the Special Committee, who have advised us that they intend to tender their Shares and Vested ITM Options pursuant to the Offer, own 40,600 Shares and hold Vested ITM Options to purchase an additional 22,000 Shares, and Gregory A. Pratt, who does not own Shares directly but holds Vested ITM Options, has advised us that he will tender all 750,000 of his Vested ITM Options.

Because TP HoldCo and its affiliates beneficially own more than a majority of the Shares outstanding, they may, subject to the Stockholders Agreement, be able to control all matters requiring approval of the Company’s stockholders, including the election of directors and the approval of any merger requiring the approval of the Board or the Company’s stockholders. The Board is aware of these actual and potential conflicts of interest and has considered them along with the other matters described under “Special Factors—Position of the Special Committee, the Board, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons Regarding the Offer.” In order to avoid a conflict of interest between TP HoldCo and its affiliates and the unaffiliated stockholders of the Company, the Board formed the Special Committee, made up of directors not affiliated with TP HoldCo or its affiliates, to evaluate whether the Offer Price is fair, from a financial point of view, to the Company’s unaffiliated stockholders. TP HoldCo has advised the Board that it and its affiliates will not tender Shares held by them in the Offer.

Except as described herein, based on the Company’s records and on information provided to the Company by its directors and executive officers, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company’s knowledge, any of the directors or executive officers of the Company, nor any associates or affiliates of any of the foregoing, has effected any transactions involving the Shares during the 60 days prior to the date hereof. Except as otherwise described herein, neither the Company nor, to the best of the Company’s knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Agreements with Gregory A. Pratt

Gregory A. Pratt, the Vice Chairman of the board of directors of OAOT, had served as OAOT’s President and Chief Executive from July 1, 1998 until April 19, 2002. Mr. Pratt has entered into an employment agreement in 2001 that provides for a salary at the annual rate of $335,000, subject to annual review with a minimum 5% increase. The employment agreement also provides for a bonus of up to 100% of base salary upon achievement of certain Company and individual milestones. The employment agreement is for an initial term of two years with automatic one-year renewals unless terminated in writing with three months notice.

On July 14, 1999, Mr. Pratt acquired 750,000 shares of the Company’s common stock at $3.91 per share, in exchange for a $2.9 million full recourse term note, bearing interest of 5.82% due July 14, 2004 (the “Pratt Note”). The acquired shares were pledged as collateral for the Pratt Note, which Mr. Pratt personally guaranteed under the pledge agreement. In connection with becoming a member of TP HoldCo in October 2001, the Pratt Note and pledge agreement were amended to, among other things, (i) extend the maturity date to July 14, 2008 and (ii) provide for the substitution of collateral, whereby the 750,000 shares of the Company’s common stock were released to Mr. Pratt in exchange for the pledge of 750,000 common units of TP HoldCo.

Effective April 19, 2002, Mr. Pratt and OAOT entered into a Transition Agreement and General and Special Release (the “Transition Agreement”) which set forth the terms of his resignation and severance in accordance with his December 2001 employment agreement. The Transition Agreement provides, among other things, for:

•	Mr. Pratt to serve as Vice Chairman of the board of directors of OAOT;

•	OAOT and TP HoldCo to take all necessary action within their powers to cause Mr. Pratt to stand for re-election to OAOT’s board of directors for so long as (1) the Pratt Note remains outstanding and (2) Mr. Pratt continues to own, directly or indirectly (which includes indirect ownership through his ownership of the Common Units of the TP HoldCo), at least 250,000 shares of the Company’s common stock;

•	monthly severance payments of $36,166, payable each month from May 2002 through July 2003;

•	the continuation of certain benefits through July 2003;

•	the termination of all unexercised options granted to Mr. Pratt other than options to purchase 750,000 shares at $1.65 per share granted to Mr. Pratt in November 2001 (the “2001 Options”), and the extension of the expiration date for the 2001 options to January 1, 2008;

•	Mr. Pratt to remit to OAOT any proceeds from the exercise of the 2001 Options and subsequent sale of the underlying shares to repay the Pratt Note; and

•	the Pratt Note to be due, at the Company’s option, if the fair market value of OAOT shares equals or exceeds $3.91.

On April 29, 2002, Charles A. Leader succeeded Gregory A. Pratt as President and Chief Executive Officer of OAOT.

Agreement with J. Jeffrey Fox

Mr. Fox, Senior Vice President — Finance and Chief Financial Officer of OAOT, entered into an employment agreement during 2001 that provides for employment on an “at will” basis. Mr. Fox is paid a salary at the annual rate of $309,000, subject to annual review with a minimum 5% increase. The employment agreement provides for a bonus of up to 100% of base salary upon the achievement of certain company and individual milestones. The employment agreement is for an initial term of two years with automatic one-year renewals unless terminated in writing with three months notice. If terminated without cause, as defined in the employment agreement, Mr. Fox will be entitled to payment of salary, bonus and certain benefits for a period of 15 months. If terminated without cause within six months of a change in control of the Company, the severance described above is payable for a period of 24 months.

Consulting Agreement with Cecile Barker

In January 2002, OAOT entered into a consulting agreement with Cecile D. Barker, the Vice Chairman of its board of directors, that provides for payment to Mr. Barker of $10,000 per month for his consulting services. The agreement has a one-year term but automatically renews for successive one-year terms in the absence of written notice from either party. The renewal of this agreement for 2003 was approved by the Audit Committee of the Board in 2002.

Agreement with Charles A. Leader

Mr. Leader, President and Chief Executive Officer of OAOT, entered into an employment agreement in April 2002 that provides for employment on an “at will” basis. Mr. Leader is paid a salary at the annual rate of $340,000, subject to annual review. The employment agreement provides for a bonus of up to 100% of base salary upon the achievement of certain company and individual milestones. The employment agreement is for an initial term of two years with automatic one-year renewals unless terminated in writing with three months notice. If terminated without cause, as defined in the employment agreement, Mr. Leader will be entitled to payment of salary, bonus and certain benefits for period of 15 months. If terminated within six months of a change in control of the Company, the severance described above is payable for a period of 24 months.

Agreement with James A. Ungerleider

Mr. Ungerleider, President Managed IT Solutions of OAOT, entered into an employment agreement in July 2002 that provides for employment on an “at will” basis. Mr. Ungerleider is paid a salary at the annual rate of

$309,000, subject to annual review with an minimum 5% increase. The employment agreement provides for a bonus of up to 100% of base salary upon the achievement of certain company and individual milestones. The employment agreement is for an initial term of two years with automatic one-year renewals unless terminated in writing with three months notice. If terminated without cause, as defined in the employment agreement, Mr. Ungerleider will be entitled to payment of salary, bonus and certain benefits for period of 15 months. If terminated within six months of a change in control of the Company, the severance described above is payable for a period of 24 months.

Agreement with Zan F. Calhoun

Mr. Calhoun, President OAO Healthcare Solutions, Inc., entered into an employment agreement in June 2003 that provides for employment on an “at will” basis. Mr. Calhoun is paid a salary at the annual rate of $300,000, subject to annual review. The employment agreement provides for a bonus of up to 50% of base salary upon the achievement of certain company and individual milestones. The employment agreement is for an initial term of two and one half years with automatic one-year renewals unless terminated in writing with three months notice. If terminated without cause, as defined in the employment agreement, Mr. Calhoun will be entitled to payment of salary, bonus and certain benefits for period of 12 months.

Except as described or referred to in this Offer to Purchase, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between OAOT or its affiliates and either (i) OAOT, its executive officers, directors or affiliates or (ii) TP Sub, TP HoldCo or any of their respective executive officers, directors or affiliates.

Indemnification of Officers

Under the DGCL, corporations organized under the laws of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. OAOT’s Certificate of Incorporation and Bylaws provide that each director and officer will be indemnified by OAOT against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of OAOT, or serving any other enterprise as a director or officer at the request of OAOT. OAOT’s Certificate of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the DGCL, no director or officer of OAOT shall have any liability to OAOT or its stockholders for monetary damages. The DGCL provides that a corporation’s certificate of incorporation may include a provision which eliminates or limits the personal liability of its directors or officers to the corporation or its stockholders for money damages for breach of fiduciary duty as a director except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for liability in connection with the unlawful payment of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

OAOT has also purchased directors’ and officers’ liability insurance for the benefit of its executive officers and directors.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 10, “The Offer—Certain Conditions of the Offer,” and if the Offer is extended or amended, the terms and conditions of any such extension or amendment (the “Offer Conditions”)), the Company will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4, “The Offer—Rights of Withdrawal.” The term “Expiration Date” means 5:00 p.m., New York City time, on December 18, 2003, unless the Company shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Company, shall expire. The period until 5:00 p.m., New York City time, on December 18, 2003, as such may be extended is referred to as the “Offering Period.”

Subject to the applicable rules and regulations of the SEC, the Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by issuing a press release no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the tender offer and giving oral or written notice of such extension to the Depositary. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4, “The Offer—Rights of Withdrawal.”

Subject to the applicable regulations of the SEC, the Company also expressly reserves the right, in its sole discretion, at any time or from time to time prior to the Expiration Date:

•	to delay acceptance for payment of or payment for, any tendered Shares on the occurrence of any of the events specified in Section 10, “The Offer—Certain Conditions of the Offer;” and

•	to waive any condition and to set forth or change any other term and condition of the Offer except as otherwise specified in Section 10, “The Offer—Certain Conditions of the Offer;”

in each case, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If the Company accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions. The Company will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period (as defined herein). The Company confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that an Offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. Any such announcement in the case of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-4(d)(2), 13e-4(e)(2), 13e-4(f), 14d-4(d)(1), 14(d)-6(b)(c) and 14e-1 under the Exchange Act, which requires that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If, during the Offering Period, the Company, in its sole discretion, shall increase the consideration offered to holders of Shares, such increase shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer. If, at the time notice of any such increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. The Company confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(2), 13e-4(f), 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than an increase the consideration offered, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In accordance with Rule 13e-4(e)(3) and Rule 14d-4(d)(1), the Offer must remain open from the date that material changes to the Offer are disseminated to security holders as follows to allow for adequate dissemination to stockholders and investor response:

•	five business days for a material change other than Offer Price or the number of Shares sought;

•	10 business days for a change regarding the Offer Price, the number of Shares sought or a similarly significant change; and

•	20 business days if the change is made to correct a material deficiency.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company may elect, in its sole discretion, to provide a subsequent offering period of three to 20 business days (the “Subsequent Offering Period”). A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which stockholders may tender Shares not previously tendered during the Offering Period and accepted for purchase. If the Company decides to provide for a Subsequent Offering Period, the Company will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. All Offer Conditions must be satisfied or waived before the Expiration Date and commencement of any Subsequent Offering Period. If the Company elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of 20 business days) by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See Section 4, “The Offer—Rights of Withdrawal.”

This Offer to Purchase and the related Letters of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the Offer Conditions, the Company will accept for payment, and will pay for, Shares validly tendered and not withdrawn, promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 10, “The Offer—Certain Conditions of the Offer.” In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”));

•	a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined herein) in lieu of the Letter of Transmittal; and

•	any other required documents.

For purposes of the Offer, the Company will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to the tendering stockholders. Under no circumstances will interest on the purchase price for tendered Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, “The Offer—Procedure for Tendering Shares,” such Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

The Company reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

Valid Tender. To tender Shares pursuant to the Offer:

•	a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase;

•	the Shares must be delivered pursuant to the procedures for book-entry transfer described below (and the Book-Entry Confirmation of such delivery received by the Depositary, including an Agent’s Message (as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal) prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

The term “Agent’s Message” means a message transmitted electronically by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to a book-entry transfer facility in accordance with such book-entry transfer facility’s procedures does not constitute delivery to the depositary.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail to the Depositary or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, it is recommended that the stockholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or a timely Book-Entry Confirmation with respect to such Shares into the Depositary’s account at the Book-Entry Transfer Facility, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest on the Offer Price be paid, regardless of any extension of the Offer or any delay in making such payment.

Tender Constitutes An Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company, subject to withdrawal rights, upon the terms and subject to the conditions of the Offer.

Appointment Of Proxies. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Company as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Company deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). The Company’s designees will be empowered, with respect to the Shares for which the appointment is effective, to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. The Company reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Company’s payment for such Shares, the Company must be able to exercise full voting rights with respect to such Shares.

Determination Of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived to the satisfaction of the Company. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

4.	Rights of Withdrawal

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to acceptance for payment by the Company pursuant to the Offer and, unless theretofore accepted for payment by the Company pursuant to the Offer, also may be withdrawn at any time after January 12, 2004. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, “The Offer—Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn also must be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may be retendered by following one of the procedures described in Section 3, “The Offer—Procedure for Tendering Shares,” at any time prior to the Expiration Date or during a Subsequent Offering Period if one is provided.

If the Company extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Company’s rights under this Offer, the Depositary, on behalf of the Company, nevertheless may retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5.	Certain Federal Income Tax Consequences of the Offer

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the Offer and the Merger.

The discussion does not consider holders of Shares:

•	in whose hands Shares are not capital assets,

•	who hold Shares as part of a hedge, “straddle,” constructive sale or conversion or other risk reduction arrangement,

•	who received Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation or who hold restricted shares received as compensation or

•	who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons).

Furthermore, the discussion does not consider the tax treatment of holders who exercise appraisal rights in the Merger, nor does it cover any aspect of state, local or foreign taxation or estate and gift taxation. In addition, the discussion does not address the tax consequences of the Offer or the Merger to stockholders of the Company who own, either directly or indirectly (based on the application of the constructive ownership rules of the Code), shares of the Company stock that are not tendered pursuant to the Offer or surrendered in the Merger.

The United States federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. Because individual circumstances may differ, each holder of Shares should consult his own tax advisor to determine the applicability of the rules discussed below to him and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or surrendered in the Merger and the amount of cash received in exchange therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or surrendered in the Merger. Any gain or loss recognized with respect to such Shares will be capital gain or loss and such gain will be long-term capital gain or loss if the Shares have been held for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” of U.S. federal income tax at a 28% rate. Backup withholding generally applies if a holder (a) fails to furnish a correct taxpayer identification number (“TIN”) or certification of exempt status (such as certification of corporate status), (b) has been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of the failure to properly to report interest or dividend payment on its United States federal income tax return, or (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his correct number and that he or she is not subject to backup withholding. All stockholders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information. Each stockholder should consult his own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations such as stockholders who received their shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United States persons. Stockholders should consult with their own tax advisors on the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.

6.	Price Range of Shares; Dividends

The Shares are quoted on the Nasdaq National Market under the symbol “OAOT”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on Nasdaq based upon public sources:

	Sales Price
	High	Low
Calendar Year
2001:
First Quarter	$2.38	$1.13
Second Quarter	2.23	0.91
Third Quarter	1.75	0.87
Fourth Quarter	3.00	0.88

2002:
First Quarter	$2.63	$2.06
Second Quarter	2.20	1.50
Third Quarter	2.20	1.05
Fourth Quarter	1.95	1.42

2003:
First Quarter	$1.73	$1.40
Second Quarter	2.27	1.30
Third Quarter through November 5, 2003	3.03	1.91

On August 11, 2003, the last trading day prior to the public announcement of the formation of the Special Committee to evaluate a proposed going private transaction, the last reported sale price of the Shares on Nasdaq was $2.74. On November 5, 2003, the last completed trading day prior to the announcement of the Board’s approval of the Offer, the last reported sale price of the Shares on Nasdaq was $2.80 per share. OAOT stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid cash dividends on the Shares and does not have any plans to declare or pay any dividends in the foreseeable future.

7.	Certain Information Concerning the Company, TP HoldCo, TP Sub, MergerCo and the Individual Filing Persons

General Information about the Company

The Company is a global provider of information technology solutions as a partner to global outsourcers, major corporations, health benefit organizations, and government agencies. The Company began operations in 1993 as a division of OAO Corporation, was incorporated in Delaware in March 1996 and spun off from OAO Corporation in April 1996. The Company’s principal executive offices are located at 7500 Greenway Center Drive, 16th Floor, Greenbelt, Maryland 20770, and its main telephone number there is (301) 486-0400.

Recent Financial Performance of the Company

Set forth below is certain summary financial information relating to the Company for the periods indicated. The summary financial information (other than the book value per share and the ratio of earnings to fixed charges) set forth below for the nine months ended September 30, 2003 and 2002 have been derived from the unaudited consolidated financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the same periods (the “Forms 10-Q”). The financial information for the nine-month periods ended September 30, 2003 and 2002 has not been audited and, in the opinion of management, reflects all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such information. Results for the nine-

month periods are not necessarily indicative of results for the full year. The summary financial information (other than the book value per share and the ratio of earnings to fixed charges) set forth below for the years ended December 31, 2002 and 2001 have been derived from the audited consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “Form 10-K”). More comprehensive financial information is included in the Forms 10-Q, the Form 10-K and other documents filed by the Company with the SEC, which financial information is incorporated herein by reference. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. The Company’s Forms 10-Q and Form 10-K and other such documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below under “Available Information.”

	As of and for the Year Ended December 31,		As of and for the Nine Months Ended September 30,
	2002	2001	2003	2002
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$167,056	$163,100	$140,004	$123,790
Direct costs	136,191	131,446	110,486	102,585
(Gain) loss on prepaid software licenses	(1,418)	5,085	—	(1,418)
Selling general and administrative expenses	30,236	28,918	24,292	21,431
Write-down of impaired assets and other	—	3,308	—	—
Severance and other termination costs	2,165	—	—	2,035

(Loss) income from operations	(118)	(5,657)	5,226	(843)
Interest and other (expense) income, net	(561)	251	(681)	(294)

(Loss) income before income taxes	(679)	(5,406)	4,545	(1,137)
Provision (benefit) for income taxes	590	(1,893)	1,930	(482)

Net (loss) income	(1,269)	(3,513)	2,615	(655)

Net (loss) income per common share
Basic	$(0.07)	$(0.19)	$0.15	$(0.04)

Diluted	$(0.07)	$(0.19)	$0.15	$(0.04)

Balance Sheet Data (at end of period):
Current assets	$50,377	$53,079	$46,430	$50,183
Total assets	72,538	74,557	66,745	69,864
Current liabilities	31,799	27,755	24,191	28,099
Capital lease obligations, net of current portion and other	1,680	1,644	2,386	1,586
Term loan, net of current portion	5,012	6,753	3,623	5,457
Shareholders’ equity	34,047	38,405	36,545	34,722

Other Data:
Book value per common share	$1.95	$2.05	$2.08	$1.99
Ratio of earnings to fixed charges(1)	(2)	(2)	4.38	(2)

[1]	For purposes of computing this ratio, “earnings” consist of pre-tax earnings from operations plus fixed charges. “Fixed charges” for this ratio represent interest expense, including amortization of capitalized financing costs, and one-third of rental expense, which is assumed to be the representative portion of the interest factor of rental expense.

[2]	Earnings were insufficient to cover fixed charges by $0.1 million and $5.7 million for the years ended December 31, 2002 and 2001, respectively. Earnings were insufficient to cover fixed charges by $0.8 million for the nine months ended September 30, 2002.

Certain information about TP HoldCo, TP Sub and MergerCo

TP HoldCo is a Delaware limited liability company. TP HoldCo has no employees and operations, other than holding all of the outstanding common units of TP Sub, which in turn holds directly OAOT Shares. Its principal executive office is located at 450 Park Avenue, 6th Floor, New York, New York 10022, and the phone number there is (212) 634-0100. For additional information regarding TP HoldCo, please see Annex A-2 to this Offer to Purchase.

TP Sub is a Delaware limited liability company formed for the purpose of holding OAOT Shares. Its principal executive office and telephone number are the same as TP HoldCo. For additional information regarding TP Sub, please see Annex A-2 to this Offer to Purchase.

MergerCo is a Delaware corporation formed for the purpose of merging with OAOT in the Merger. Its principal executive office and telephone number are the same as TP HoldCo. For additional information regarding MergerCo, please see Annex A-3 to this Offer to Purchase.

Certain information about the Individual Filing Persons

See Annex A-4 to this Offer to Purchase for information regarding the Individual Filing Persons.

Available Information

The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by the Company with the SEC are also available at the SEC’s Web site at http://www.sec.gov.

8.	Merger; Appraisal Rights; Rule 13e-3

Merger. Following consummation of the Offer, pursuant to the Merger Agreement, TP Sub will transfer its OAOT shares to MergerCo. MergerCo will then merge with and into the Company with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Following the completion of the Offer and the Merger, the Company will be a privately-held corporation controlled by TP HoldCo and its affiliates and you will no longer have any interest in the future earnings or growth of OAOT. The Merger Agreement provides that upon the effective date of the Merger:

•	the separate existence of MergerCo shall cease and the Company shall continue as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware;

•	the Merger shall have the effects set forth in the applicable provisions of the DGCL;

•	all property of the Company and MergerCo shall vest in the Surviving Corporation;

•	all liabilities and obligations of the Company and MergerCo shall become liabilities and obligations of the Surviving Corporation;

•	the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended;

•	the bylaws of the Company shall be the bylaws of the Surviving Corporation until thereafter changed or amended;

•	the directors of MergerCo shall be the directors of the Surviving Corporation; and

•	the officers of the Company shall be the officers of the Surviving Corporation.

The Merger Agreement provides that each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the effective date of the Merger shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Each Share issued and outstanding immediately prior to the effective date of the Merger that is owned by the Company or by TP Sub, MergerCo or any other subsidiary of TP Sub shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor. At the effective date of the Merger, each Share issued and outstanding immediately prior to the effective date (other than Shares owned by the Company or by TP Sub, MergerCo or any other subsidiary of TP Sub and any Shares held by stockholders who have properly demanded appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL) shall be converted into the right to receive the same consideration as is paid for Shares in the Tender Offer, less any required withholding taxes, upon surrender and exchange of a Certificate. At the effective date, any stockholder that has properly demanded appraisal rights with respect to Shares in accordance with Section 262 of the DGCL shall cease to have any rights with respect such Shares, except the rights provided in Section 262 of the DGCL. The appraised value of such Shares may be more than, less than or the same as the consideration paid for shares tendered in the Offer.

The Merger Agreement provides that, prior to the effective date of the Merger, the Board shall adopt appropriate resolutions and take all other actions necessary to provide for the exchange, effective as of the effective date of the Merger, of all the outstanding options to purchase the common stock of the Company, whether or not vested, heretofore granted under any stock option or similar plan of the Company, without any payment therefor, for options to purchase the common stock of the Surviving Corporation on substantially the same terms and conditions but in any event in accordance with Section 3(b) of the Company’s Amended and Restated 1996 Equity Compensation Plan. After the effective date of the Merger, holders of Company options will have no rights with respect to thereto other than the right to receive options issued by the Surviving Company in exchange therefor.

If TP Sub owns at least 90% of the outstanding of OAOT common stock following consummation of the Offer, the Merger will be a Short-Form Merger pursuant to Section 253 of the DGCL. Under the DGCL, if MergerCo then owns at least 90% of the outstanding Shares, TP Sub will be able to cause MergerCo and OAOT to consummate the Short-Form Merger without the approval of the Board or OAOT’s then remaining stockholders. If, after consummation of the Offer, TP Sub owns less than 90% of the outstanding Shares, OAOT has, pursuant to the Merger Agreement, granted TP Sub an option to purchase, at a price of $3.15 per share, up to that number of authorized and unissued Shares which equals 19.99% of the Shares outstanding immediately prior to the exercise of such option. The purchase of Shares pursuant to such option may, under certain circumstances, allow TP Sub to increase its ownership of Shares to at least 90% of the outstanding in order to consummate a Short-Form Merger without a vote of the stockholders of the Company and on an expedited basis.

If, after consummation of the Offer but prior to consummating the Merger, TP Sub owns less than 90% of the outstanding of OAOT common stock, the Merger will be a Long-Form Merger pursuant to Section 251 of the DGCL. Such a Long-Form Merger will require a vote of the stockholders of OAOT, which would be accomplished through a written consent of the stockholders holding sufficient votes to approve the merger and subsequent notification of the other stockholders of the action taken by the stockholders pursuant to the written consent. The board of directors of OAOT has approved the Merger Agreement and recommended that the stockholders of OAOT adopt the Merger Agreement if required by applicable law.

The Merger Agreement also provides that the Company will indemnify the members of the Special Committee to the fullest extent permitted by Delaware law in connection with any actions or claims resulting from the transactions contemplated by the Merger Agreement. In addition, the Company is required under the Merger Agreement to maintain in effect for at least six years after the Merger an insurance policy or policies providing the members of the Special Committee with coverage for losses resulting from acts related in any respect the transactions contemplated by the Merger Agreement.

This Offer does not constitute a solicitation of proxies or consents. Any such solicitation which the Company might make in the future will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Appraisal Rights. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the time of the Merger who properly demands an appraisal of such Shares under Section 262 of the DGCL will be entitled, in lieu of receiving the Merger consideration, to receive in cash the fair value of the Shares as appraised by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid from the date of the Merger. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

Because holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 of the DGCL should be made at this time. Not later than ten days following the effective date of the Merger, the surviving corporation in the Merger will notify the record holders of Shares as of the effective date of the Merger of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, such holder’s Shares will be converted into the right to receive the cash consideration offered in the Merger. A stockholder may withdraw his, her or its demand for appraisal by delivery to the Company of a written withdrawal of his demand for appraisal.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL which is attached as Annex C to this Offer to Purchase.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Rule 13e-3. The transactions contemplated herein constitute a “going-private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information relating to the fairness of the Offer and the consideration offered to unaffiliated stockholders be filed with the SEC and disclosed to unaffiliated stockholders prior to consummation of the Merger. The Company has provided such information in this Offer to Purchase.

9.	Source and Amount of Funds

The Company estimates that the total amount of funds required to purchase all of the outstanding Shares in the Offer and Merger, other than those owned by TP Sub and its affiliates, at the Offer Price, refinance existing indebtedness and to pay related fees and expenses will be approximately $36.5 million. The tender offer is conditioned on the availability of sources of funding sufficient to allow OAOT to consummate the Offer and Merger. Based on the commitment letters discussed below, together with cash on hand, the Company believes it will have the financial resources necessary to pay for all shares purchased in the Offer and Merger. At the expiration of the Offering Period, the Board will receive a solvency opinion from a nationally recognized independent valuation firm. See “Special Factors—Solvency Opinion.” and Section 10, “The Offer—Certain Conditions of the Offer.”

Bank of America

OAOT has received a commitment letter, dated August 1, 2003, from Bank of America, N.A., committing, subject to customary conditions, to amend the Company’s existing loan agreement to provide a $40 million senior revolving credit facility (the “Revolving Loan”) comprised of a $30 million working capital line of credit, an $8 million hedging facility and a $2 million stand-by letter of credit facility.

The working capital line of credit facility may be used for general corporate purposes, including the financing of the purchase of OAOT shares in the Offer and Merger. The Revolving Loan is to be secured by a first-priority lien in all present and future assets and properties of OAOT and its subsidiaries, and will be guaranteed by OAOT’s subsidiaries. The Revolving Loan will bear interest at a floating rate calculated with reference to OAOT’s ratio of total funded debt to EBITDA, and will have a scheduled maturity date of September 30, 2006. The Revolving Loan will contain affirmative and negative covenants typical for senior debt, including compliance with certain financial ratios and other covenants to be negotiated.

Funding of the Revolving Loan is conditioned on the continued satisfactory condition, financial and otherwise, of OAOT, the collateral securing the Revolving Loan and the guarantors of the Revolving Loan. Bank of America may withdraw the offer of the Revolving Loan if OAOT’s actual performance during the third fiscal quarter of 2003 does not equal at least 90% of OAOT’s projected EBITDA for that period or is in any other way materially different from the projections provided by OAOT to Bank of America. See “Special Factors—Financial Projections.” The Revolving Loan must be closed on or before December 31, 2003.

Key Principal Partners

OAOT has received a commitment letter, dated November 6, 2003, from Key Principal Partners offering, subject to customary conditions, to make investments in OAOT of up to $12.675 million in the form of subordinated debt with warrants (the “Key Sub Debt”) and up to $825,000 in common equity. The proceeds of these investments may be used to finance the purchase of OAOT shares in the Offer and Merger. The Key Sub Debt is to be guaranteed by OAOT’s existing and future domestic subsidiaries and will mature six years from the closing date. The Key Sub Debt will bear interest at a rate of 13% per annum payable quarterly in arrears. Subject to the terms of the Bank of America Revolving Loan, the Key Sub Debt will be amortized in eight equal installments beginning in the midpoint of year three. The Key Sub Debt may be prepaid in whole or in part at any time, and must be prepaid upon a change of control, in each case at a premium to face value if prepaid within the first two years. The Key Sub Debt will be subordinated to all senior secured debt.

The Key Sub Debt will contain affirmative and negative covenants typical for senior subordinated debt, including with respect to reporting requirements, compliance with certain financial ratios, incurrence of debt, restricted payments, changes of control, sales of assets or subsidiary stock, changes in business, mergers, consolidations or acquisitions and transactions with affiliates. Funding of the Key Sub Debt is conditioned on, among other things, OAOT’s total funded debt to adjusted EBITDA at closing not exceeding a ratio of 3.5 to 1. Key Principal Partners will receive a facility fee equal to two percent of the Key Sub Debt and will be entitled to receive a payment of $400,000 in the event OAOT consummates the Offer while utilizing less than $7.5 million of subordinated debt from Key Principal Partners and $500,000 of common equity; provided, however, that the $400,000 payment will not be due if the consummation of the Offer and the Merger, if applicable, does not require financing beyond the Bank of America senior secured financing and OAOT’s cash on hand.

The holders of the Key Sub Debt will receive detachable equity warrants representing a 4.7% interest in OAOT, exercisable at a nominal price. The warrants will be exercisable for the later of seven years or the repayment of the Key Sub Debt. At any time after year five, or in the event of a change of control, an acceleration of maturity of the Key Sub Debt or a breach of the warrant agreement, the warrants may be put back to OAOT for their fair market value. After year six, OAOT may call the warrants from Key Principal Partners for their fair market value, which will be adjusted in the event a liquidity event occurs within one year after the call. The put and call provisions will expire upon the effective date of a qualified public offering. The warrants will contain anti-dilution protection, registration rights, tag along rights, drag along rights and preemptive rights typical for warrants issued with senior subordinated debt, and Key Principal Partners will be granted a board observation right for so long as the warrants are outstanding.

The common stock to be issued to Key Principal Partners will be issued at a price of $3.00 per share. The shares will be subject to many of the same protections as the warrants described above.

The commitment letter expires on December 31, 2003 unless a definitive agreement has been executed with Key Principal Partners on or prior to such date.

10.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Majority of the Minority Condition has not been satisfied, (ii) at the expiration of the Offering Period the Solvency Opinion Condition has not been satisfied or (iii) at the expiration of the Offering Period:

(a) Company does not have sufficient financing available to consummate the Offer and Merger; or

(b) any necessary approval, permit, authorization or consent of any Governmental Authority (as defined below) shall not have been obtained; or

(c) any consent from a third party shall not have been obtained, if the failure to obtain that consent would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects (a “Material Adverse Effect”) of the Company; or

(d) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any Governmental Authority, that would reasonably be expected to, directly or indirectly:

(i) make illegal or otherwise prohibit consummation of the Offer;

(ii) prohibit or materially limit the ownership or operation by TP Sub or the Company of all or any material portion of the business or assets of the Company or compel the Company to dispose of or hold separately all or any material portion of the business or assets of the Company, or seek to impose any material limitation on the ability of TP Sub or the Company to conduct its business or own such assets, in any such case which would reasonably be expected to have a Material Adverse Effect on the Company;

(iii) impose material limitations on the ability of TP Sub and its affiliates to effectively acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares on all matters properly presented to the Company’s stockholders;

(iv) require divestiture by TP Sub or its affiliates of any Shares; or

(v) result in a Material Adverse Effect on the Company; or

(e) there shall be instituted or pending any action or proceeding by any Governmental Authority that would reasonably be expected to result in, any of the consequences referred to in paragraph (d) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in paragraph (d) above; or

(f) there shall have occurred an event, change, occurrence or development of a state of facts or circumstances having, or which would reasonably be expected to have, a Material Adverse Effect on the Company; or

(g) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. or Nasdaq for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) the declaration of a banking moratorium or any suspension of payments, whether or not mandatory, in respect of banks in the United States, (iii) the commencement of a war, declared or undeclared, or other international or national calamity directly or indirectly involving the United States, (iv) any limitation, whether or not mandatory, by any Governmental Authority that would reasonably be expected to have a Material Adverse Effect on the Company and on the extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing, existing at the date the Offer is initiated, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances. Any of the conditions listed above may be waived in whole or in part at any time by the Company in its absolute discretion. The Majority of the Minority Condition and the Solvency Opinion Condition may not be waived. The determination as to whether any condition has occurred shall be in the sole and reasonable judgment of the Company and will be final and binding on all parties. The failure by the Company to exercise any of the foregoing rights shall not waive any such right and each such right shall be an ongoing right that may be asserted at any time and from time to time on or before the Expiration Date.

As used herein, the term “Governmental Authority” means any nation or government or multinational body, any state, agency, commission or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government.

As used herein, the term “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

The Company will make, or cause to be made, a public announcement of a material change in, or waiver of, such conditions, and the Offer, in certain circumstances, may be extended in connection with any such change or waiver. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

11.	Certain Legal Matters

General

Except as otherwise disclosed herein, the Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by the Company pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that such approval or action would be sought or taken. The Company does not intend to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval. There can be no assurance that any such approval or action, if needed, would be obtained without substantial conditions, or that adverse consequences would not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken. Any of these developments could cause the Company to elect to terminate the Offer without the purchase of the Shares thereunder. The Company’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 10, “The Offer—Certain Conditions of the Offer.”

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. The purchase of shares pursuant to the Offer is not subject to such requirements and the Offer is not a reportable transaction under the HSR Act.

State Takeover Laws

In general, Section 203 of the DGCL is an anti-takeover statute that prevents an “Interested Stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) of a Delaware corporation from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with such corporation for three years following the date such person became an Interested Stockholder unless certain conditions, such as approval from the board of directors or owning at least 85% of the voting stock of the corporation prior to the Business Combination, are met. Since TP Sub initial purchase of an interest in the Company in October 2001 was approved by the Board of the Company, the Section 203 restrictions do not apply to the Offer or the Merger.

OAOT, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. OAOT does not believe that any state takeover statutes apply to the Offer. OAOT has not currently complied with any state takeover statute or regulation. OAOT reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this offer to purchase or any action taken in connection with the Offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, OAOT might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, OAOT might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, OAOT may not be obligated to accept for payment any Shares tendered.

Pending Litigation

Following the public announcement on August 12, 2003 that the Company formed the Special Committee to evaluate the possibility of a going-private transaction at a price of $2.75 per share, TP Sub and OAOT and its directors were named as defendants in a putative class action lawsuit in the Chancery Court of the State of Delaware in and for New Castle County filed by Guerilla Capital Management (civil action No. 20499-NC). Additionally, TP HoldCo and OAOT and its directors were named as defendants in putative class action lawsuits in the Chancery Court of the State of Delaware in and for New Castle County filed by: Michael Willaman (civil action No. 20496-NC); IRA FBO Thomas C. LaRocque, VFTC as Custodian Rollover Account (civil action No. 20505-NC); and Chandelle Investments, Ltd. (civil action No. 20484-NC). The lawsuits were subsequently consolidated. On November 4, 2003 in light of the Company’s increase in the tender offer price to $3.15 per share following extensive negotiations with the Special Committee and discussions with plaintiffs’ counsel, plaintiffs and defendants entered into an agreement in principle to settle the litigation, without the defendants admitting any wrongdoing or liability whatsoever, that provides for, among other things, dismissal of the lawsuits and plaintiffs’ claims with prejudice and the payment by OAOT of plaintiffs’ counsel’s legal fees and expenses.

12.	Certain Effects of the Offer

Participation In Future Growth

If you tender your Shares in the Offer, you will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have the right to vote on corporate matters relating to the Company. If the Offer and the Merger are completed, TP Sub will own a 100% interest in the net book value and net earnings of the Company and will benefit from any future increase in the value of the Company. Additionally, TP Sub will have management and investment discretion with respect to the future conduct of the business of the Company. Similarly, TP Sub will bear the risk of any decrease in the value of the Company, and you will not face the risk of a decline in the value of the Company. Upon completion of the Offer and the Merger, TP Sub’s interest in OAOT’s net book value of $36.5 million on September 30, 2003 and net earnings of $2.615 million for the nine months ended September 30, 2003 would increase from approximately 49% of such amounts to 100% of such amounts, with such percentage reduced to the extent Key Principal Partners holds common stock in OAOT after the Merger (as currently contemplated by the financing arrangement with Key

Principal Partners), and reduced further to the extent that officers and directors of OAOT (other than the members of the Special Committee) do not tender shares in the Offer and elect, prior to the Merger, to contribute their OAOT shares to MergerCo in exchange for shares of common stock of MergerCo. See Section 9, “Source and Amount of Funds—Key Principal Partners.” After the Merger, the Company will no longer be a public company.

Market For Shares

The purchase of Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The Company cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than Offer Price.

Stock Quotation

The Shares are quoted on Nasdaq. According to published guidelines of Nasdaq, the Shares might no longer be eligible for quotation on Nasdaq if, among other things, the Company no longer files reports pursuant to Section 13 or Section 15(d) of the Exchange Act. If the Shares were to cease to be quoted on Nasdaq, the market for the Shares would be adversely affected.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for inclusion on Nasdaq.

Margin Regulations

The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the purchase of the Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations in which event the Shares would be ineligible as collateral for margin loans made by brokers.

13.	Fees and Expenses

Except as set forth below with respect to Morrow & Co., Inc, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

The Board has retained Houlihan Lokey as its financial advisor in connection with the Offer. The Company agreed to pay Houlihan Lokey a fee of $150,000, $75,000 of which was paid on July 31, 2003 upon signing the engagement letter retaining Houlihan Lokey and the remainder of which became due and payable upon Houlihan Lokey’s presentation of its analysis to the Board on August 7, 2003. No portion of the amount to be paid to Houlihan Lokey is contingent on the Offer being made or consummated. The Company has also agreed to reimburse Houlihan Lokey for its reasonable expenses and to indemnify Houlihan Lokey and certain related persons for certain liabilities that may arise out of its engagement.

The Company will pay each member of the Special Committee a fee of $35,000 for their participation as a member of the Special Committee, and will reimburse such members for the reasonable out-of-pocket expenses they incur in connection therewith.

The Special Committee has retained Raymond James as its financial advisor in connection with its evaluation of the Offer and Merger. The Company has agreed to pay Raymond James a series of retainer payments totaling $125,000 for certain financial advisory services in connection with the Special Committee’s evaluation of the Offer and a fee of $175,000 upon delivery of its fairness opinion, whether or not the offer is successful. In addition, the Company has agreed to reimburse Raymond James for its reasonable out-of-pocket expenses up to $25,000 and to indemnify Raymond James and certain related persons for certain liabilities that may arise out of its engagement.

The Company has retained Houlihan Lokey to render the solvency opinion for a fee of $125,000, $47,500 of which was paid upon retention with the balance to be paid upon delivery of the opinion.

The Company has also retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive a fee of $7,500 for such services, plus reimbursement of out-of-pocket expenses, and the Company will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

The Company has retained Mellon Investor Services LLC to act as the Depositary in connection with the Offer. The Company will pay the Depositary a fee of $30,000 for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers.

In addition, the Company will incur filing, accounting, legal, printing and other miscellaneous fees and expenses in connection with the Offer.

The following is an estimate of the fees and expenses the Company will incur in connection with the Offer:

SEC filing fee	$2,962
Financial advisor’s fees and expenses – Board	150,000
Financial advisor’s fees and expenses – Special Committee	300,000
Financing fees and expenses	850,000
Fees to members of the Special Committee	105,000
Accounting fees and expenses	25,000
Solvency opinion fees and expenses	125,000
Legal fees*	900,000
Depositary fees and expenses	50,000
Information Agent fees and expenses	20,000
Printing fees	100,000
Miscellaneous fees and expenses	372,038

Total	$3,000,000

*	Includes the estimated fees and expenses of counsel to OAOT and the Special Committee and the fees to be paid to the plaintiffs’ counsel in settlement of litigation.

14.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Company may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Company is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rules 13e-4 and 14d-1 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going-private” transactions. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in Section 7, “The Offer—Certain Information Concerning the Company, TP HoldCo, TP Sub and MergerCo.”

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letters of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

OAO TECHNOLOGY SOLUTIONS, INC.
TERRAPIN PARTNERS HOLDING COMPANY LLC
TERRAPIN PARTNERS SUBSIDIARY LLC
TP MERGER SUB, INC.
JOHN F. LEHMAN
DONALD GLICKMAN
GEORGE A. SAWYER
LOUIS N. MINTZ

November 13, 2003

ANNEX A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF OAO TECHNOLOGY SOLUTIONS, INC.

The following persons are the executive officers and directors of the Company as of the date of this Offer to Purchase. To the knowledge of the Company, none of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of the Company. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 7500 Greenway Center Drive, 16th Floor, Greenbelt, Maryland 20770.

EXECUTIVE OFFICERS

NAME (AGE)	OFFICE(S)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Charles A. Leader (52)	President and Chief Executive Officer, Director	Mr. Leader became president and chief executive officer of OAO Technology Solutions, Inc. in April 2002. Mr. Leader was previously president, chief operating officer and a director at Nichols Research Corporation, a professional services firm acquired by CSC. He was also president of Hughes Information Systems and held other executive positions in Hughes Aircraft Company. He has worked as a consultant to a broad range of industries and was a partner in McKinsey & Company where he was co-leader of the Aerospace/Defense practice.

J. Jeffrey Fox (47)	Senior Vice President of Finance and Chief Financial Officer	Mr. Fox joined OAOT in 1999 as Senior Vice President and CFO. Prior to joining OAOT, Mr. Fox held positions as vice president and CFO of other publicly traded companies, including OptionCare, Inc. and National Media Corporation and he worked for six years at PricewaterhouseCoopers in Philadelphia.

James A. Ungerleider (53)	President, Managed IT Solutions	Mr. Ungerleider joined OAO Technology Solutions in July 2002 as President, Managed IT Solutions Division. Previously Mr. Ungerleider was CEO and Founder of Equilinx, Inc., a B2B ecommerce exchange for the commercial marine industry. He incubated Equilinx while President of Commercial IT at Nichols Research Corp.

A-1-1

NAME (AGE)	OFFICE(S)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Zan F. Calhoun (56)	President OAOT HealthCare Solutions, Inc.

Mr. Calhoun was appointed president of OAO HealthCare Solutions (OAOHS) in June 2003. OAOHS is a wholly owned subsidiary of OAO Technology Solutions, Inc. Mr. Calhoun’s career in healthcare information technology spans more than 30 years, during which he has worked in both the payer and provider segments of the industry. A co-founder of First Consulting Group, Mr. Calhoun served as Chief Executive Officer for the organization for eleven years. He also spent eight years with Ernst & Young (and its successor organization, Cap Gemini Ernst & Young) as a Partner/Vice President.

David L. Rattner (39)	General Counsel and Corporate Secretary	Mr. Rattner joined OAOT in June 2002 as General Counsel and Secretary for the company. Mr. Rattner also serves as Secretary to the board of directors for OAOT. Mr. Rattner began his career as an associate at Skadden, Arps, Slate, Meagher & Flom in Washington, DC. He has since held the position of Senior Attorney at Caterair International Corporation in Bethesda, MD; Commercial Counsel at WorldCom, Inc. in Washington, DC; and, prior to joining OAOT, Vice President and General Counsel for SkyOnline, Inc. in McLean, VA.

Robert J. George (40)	Vice President and Corporate Controller	Mr. George joined OAOT in 2000 and today serves as the Company’s Vice President and Corporate Controller. Prior to joining OAOT, he was the director of finance at AppNet Systems, where he led the due diligence efforts for the acquisition of 10 privately held companies. Mr. George also held senior positions at Ernst & Young, in its Aerospace and Defense practice; and at Aronson, Fetride & Weigle, an accounting and management-consulting firm, in its Government Contracting Services group.

A-1-2

DIRECTORS

NAME (AGE)	OFFICE(S) (director since)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
John F. Lehman (61)	Chairman of the Board (1997)	Dr. Lehman has served as chairman of the board of directors of OAO Technology Solutions, Inc. since October 2001 and as a director since 1997. Dr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been chairman of the board of directors of J.F. Lehman & Company since November 1990. He also serves on the board of directors of Ball Corporation, ISO Inc., and J.F. Lehman & Company’s portfolio companies and is chairman of Special Devices, Incorporated and Racal Instruments, Inc. Dr. Lehman was an investment banker at Paine Webber, Inc. from January 1988 to November 1990 and served as Secretary of the United States Navy from February 1981 to April 1987. He was president of Abington Corporation Aerospace consultants. Dr. Lehman served as staff member to Dr. Henry Kissinger on the National Security Council. Dr. Lehman has his principal business address at 450 Park Avenue, New York, NY 10022.

Charles A. Leader (52)	President and Chief Executive Officer, Director (2002)	See biography above under “Executive Officers”.

Cecile D. Barker (60)	Director (1996)	Mr. Barker has served as vice chairman of the board of directors of OAO Technology Solutions, Inc. since October 2001 and as a director since April 1996. Mr. Barker was chairman of the board, chief executive officer and a majority owner of OAO Corporation through December 2001, a company he founded in 1973 to provide total solutions for aerospace and information systems industries. He regularly serves as an advisor to other corporations, and was a member of the Advisory Committee for Scientific Policy for the National Science Foundation and the Science and Technology Advisory Committee for the Executive Office of the President of the United States. Mr. Barker is currently the CEO and chairman of the Barker Management Group (BMG).

Yvonne Brathwaite Burke (70)	Director (1997)	Yvonne Brathwaite Burke has served as a member of the board of Supervisors of Los Angeles County since 1992. She also serves on the Los Angeles Metropolitan Transportation Agency. She is a former member of the US House of Representatives, serving on the Appropriations Committee, and also a former member of the California State Assembly. She served on the US Advisory Board of Nestle USA and was Chair of the Los Angeles branch of the Federal Reserve Bank.

A-1-3

NAME (AGE)	OFFICE(S) (director since)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Frank B. Foster, III (69)	Director (1997)	Mr. Foster retired as president and chief executive officer of Diamond Bathurst (formerly Diamond Glass) in 1987 after almost 30 years of service and is currently a business consultant. Since 1987, Mr. Foster has served on the boards of numerous companies and is currently a director of 1838 Investment Advisors, Airgas, Inc., National Welders, Inc. and Fincom Corporation. He is also a director of the National Center for the American Revolution.

Richard B. Lieb (55)	Director (1999)	Mr. Lieb is president and chief executive officer of The Dewey Companies, an integrated, residential single and multi-family real estate company. Previously, he held a variety of senior positions at SEI Investments, and most recently was responsible for Trust Technology and Mutual Funds Services, which comprised approximately two-thirds of SEI’s revenues. He is a member of the board of SEI. He serves on the advisory board of Cross Atlantic Technologies, a venture capital firm that does second stage investing in technology companies in Ireland, Great Britain, and the US. He is the vice-chairman of the Pennsylvania Academy of Fine Arts and is also a director of the Marine Corps Scholarship Foundation.

Donald Glickman (70)	Director (2002)	Mr. Glickman is a founding partner of J.F. Lehman & Company. Prior thereto, Mr. Glickman was a principal of the Peter J. Solomon Company, a managing director of Shearson Lehman Brothers Merchant Banking Group and senior vice president and regional head of The First National Bank of Chicago. He currently serves as a director of MS Software, Inc., MacNeal-Schwendler Corporation, Monroe Muffler Brake, Inc., and J.F. Lehman & Company’s portfolio companies and is chairman of Elgar Holdings, Inc. He is also a trustee of MassMutual Corporate Investors and MassMutual Participation Investors. Mr. Glickman has his principal business address at 450 Park Avenue, New York, NY 10022.

Gen. Paul X. Kelley (Ret.) (74)	Director (2002)	General Kelley is chairman of the American Battle Monuments Commission. He currently serves as a director of Columbia Partners, Inc., London Life Reinsurance Company, The Non-Proliferation Trust, Inc., The Non-Proliferation Trust, International, Park Place Entertainment Corporation, Saul Centers, Inc., and Sturm, Ruger & Company, Inc. From 1983 until 1987, General Kelley served as the 28th Commandant of the Marine Corps and a member of the Joint Chiefs of Staff. He is chairman emeritus of the Irish American Partnership, chairman for the National Legal Center for the Public Interest and a governor of the NFL Alumni.

A-1-4

NAME (AGE)	OFFICE(S) (director since)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Louis N. Mintz (38)	Director (2001)	Mr. Mintz is a principal of J.F. Lehman & Company, a private equity firm, and has been a member of the firm since 1997. From 1996 to 1997, Mr. Mintz was a member of the Private Equity Investment Group at Odyssey Partners, L.P., and from 1994 to 1996 served as a vice president at Rosecliff, Inc. He began his career at Drexel Burnham Lambert as a financial analyst in the corporate finance department. Mr. Mintz has his principal business address at 450 Park Avenue, New York, NY 10022.

Gregory A. Pratt (54)	Director (1998)	Mr. Pratt served as president and chief executive officer of OAO Technology Solutions, Inc. from 1998 to April 2002 and was elected vice chairman of the board of directors in April 2002. Prior to joining OAO Technology Solutions, Mr. Pratt was founder and chief executive officer of Enterprise Technology Group from 1997 to 1998. Mr. Pratt was president and chief operating officer for Intelligent Electronics from 1992 to 1996.

George A. Sawyer (72)	Director (2002)	Mr. Sawyer is a founding partner of J.F. Lehman & Company and from 1993 to 1995 served as president and chief executive officer of Sperry Marine, Inc. Prior thereto, Mr. Sawyer held a number of prominent positions in private industry and in the United States Government, including serving as president of John J. McMullen Associates, president and chief operating officer of TRE Corporation, executive vice president and director of General Dynamics Corporation, vice president of international operations for Bechtel Corporation and Assistant Secretary of the Navy for Shipbuilding and Logistics under Dr. Lehman. Mr. Sawyer currently serves as a director of American Automar Inc., Black Light Power Co., and J.F. Lehman & Company’s portfolio companies. He also serves on the Board of Trustees of the Webb Institute, on the Board of managers of the American Bureau of Shipping and on the Board of the Mariner’s Museum. Mr. Sawyer has his principal business address at 2001 Jefferson Davis Highway, Suite 607, Arlington, VA 22202.

A-1-5

ANNEX A-2

INFORMATION CONCERNING TP HOLDCO AND TP SUB

The following persons are the members of the Management Committee of TP HoldCo, which in turn is the Managing Member of TP Sub. To the knowledge of TP HoldCo and TP Sub, none of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each member of the Management Committee of TP HoldCo. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 450 Park Avenue, 6th Floor, New York, NY 10022.

NAME (AGE)	OFFICE(S)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
John F. Lehman (61)	Member of Management Committee	See biography above under “Directors.”

Donald Glickman (70)	Member of Management Committee	See biography above under “Directors.”

Louis Mintz (38)	Member of Management Committee	See biography above under “Directors.”

Cecile D. Barker (60) c/o OAO Technology Solutions, Inc. 7500 Greenway Center Drive 16th Floor Greenbelt, MD 20770	Member of Management Committee	See biography above under “Directors.”

A-2-1

ANNEX A-3

INFORMATION CONCERNING MERGERCO

The following persons are the sole director and officers of MergerCo. To the knowledge of MergerCo, none of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of director and officer of MergerCo. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 450 Park Avenue, 6th Floor, New York, NY 10022.

NAME (AGE)	OFFICE(S)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Louis Mintz (38)	Director, Vice President and Secretary	See biography above under “Directors.”

John F. Lehman (61)	President	See biography above under “Directors.”

A-3-1

ANNEX A-4

INFORMATION CONCERNING THE INDIVIDUAL FILING PERSONS

John F. Lehman, Donald Glickman, Louis N. Mintz and George A. Sawyer are referred to as the “Individual Filing Persons” in this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, present principal occupation and material occupations, positions, offices or employment held within the past five years of each Individual Filing Person. Each Individual Filing Person is a citizen of the United States and each, other than Mr. Sawyer, has his principal business address at 450 Park Avenue, 6th Floor, New York, NY 10022. Mr. Sawyer has his principal business address at 2001 Jefferson Davis Highway, Suite 607, Arlington, VA 22202.

INDIVIDUAL FILING PERSONS

NAME (AGE)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
John F. Lehman (61)	See biography above under “Directors.”

Donald Glickman (70)	See biography above under “Directors.”

Louis N. Mintz (38)	See biography above under “Directors.”

George A. Sawyer (72)	See biography above under “Directors.”

A-4-1

ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Name	Outstanding Shares Beneficially Owned(1)	Options Exercisable Within 60 Days(2)	Shares Beneficially Owned Assuming Exercise of Options	Percent of Shares
Terrapin Partners Holding Company, LLC (3)	8,925,214	—	8,925,214	50.9%
John F. Lehman (4)	8,935,214	54,000	8,989,214	51.2
Louis N. Mintz (5)	8,925,214	15,000	8,940,214	50.9
George A. Sawyer (6)	8,925,214	10,000	8,935,214	50.9
Donald Glickman (7)	8,925,214	10,000	8,935,214	50.9
Cecile D. Barker (8)	341,050	30,000	371,050	2.1
Yvonne Brathwaite Burke	—	54,000	54,000	*
Frank B. Foster, III	100	44,000	44,100	*
Gen. Paul X. Kelley (Ret.)	—	10,000	10,000	*
Charles A. Leader	67,800	187,500	255,300	1.4
Richard B. Lieb (9)	40,500	49,500	90,000	*
Gregory A. Pratt	—	750,000	750,000	4.1
J. Jeffrey Fox	20,000	250,000	270,000	1.5
James A. Ungerleider	—	75,000	75,000	—
Robert J. George	27,567	25,000	52,567	*
David L. Rattner	—	3,750	3,750	*
Zan F. Calhoun	—	—	—	*
Executive officers and directors as a group (16 persons)	9,091,181	1,567,750	10,658,931	55.8

*	Less than 1% of our outstanding shares of common stock
1.	This table is based upon information supplied by officers, directors and principal shareholders and, in some cases, contained in Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 17,533,459 shares of common stock outstanding as of November 7, 2003.
2.	This column represents options that are exercisable within 60 days after October 31, 2003 (by December 30, 2003).
3.	Based on a Schedule 13D/A dated August 11, 2003, Terrapin Partners Holding Company, LLC (“TP HoldCo”), the sole managing member of Terrapin Partners Subsidiary LLC (“TP Sub”), has shared voting power with respect to 8,925,214 shares and shared dispositive power with respect to 8,584,164 shares. Of those 8,925,214 shares, 8,584,164 shares are owned of record by TP Sub, and 341,050 shares are owned by Cecile Barker, who has granted TP Subsidiary an irrevocable proxy to vote such shares. The address of TP HoldCo is 450 Park Avenue, 6th Floor, New York, NY 10022.
4.

Based on a Schedule 13D/A dated August 11, 2003, Dr. Lehman has shared voting power with respect to 8,925,214 shares, sole voting and dispositive power with respect to 10,000 shares that he owns individually and shared dispositive power with respect to 8,584,164 shares. Of the 8,925,214 shares over which he has shared voting power, 8,584,164 shares are owned of record by TP Sub and 341,050 shares are owned by Cecile Barker, who has granted TP Sub an irrevocable proxy to vote such shares. Dr. Lehman may be deemed to control TP Sub because he is both (i) a managing member of JFL Investors LLC, the general partner of J.F. Lehman Equity Investors I, L.P. (“JFLEI”), which holds a majority of the outstanding units of TP HoldCo, the sole managing member of TP Sub, and (ii) a member of the management committee of TP

B-1

HoldCo. Dr. Lehman has sole voting and dispositive power with respect to the 54,000 shares that are issuable upon the exercise of options. The address of Dr. Lehman is 450 Park Avenue, 6th Floor, New York, NY 10022.

5.	Based on a Schedule 13D/A dated August 11, 2003, Mr. Mintz has shared voting power with respect to 8,925,214 shares and shared dispositive power with respect to 8,584,164 shares. Of those 8,925,214 shares, 8,584,164 shares are owned of record by TP Sub and 341,050 shares are owned by Cecile Barker, who has granted TP Sub an irrevocable proxy to vote such shares. Mr. Mintz may be deemed to control TP Sub because he is a member of the management committee of TP HoldCo, which is the sole managing member of TP Sub. Mr. Mintz has sole voting and dispositive power with respect to the 15,000 shares that are issuable upon the exercise of options. The address of Mr. Mintz is 450 Park Avenue, 6th Floor, New York, NY 10022.
6.	Based on a Schedule 13D/A dated August 11, 2003, Mr. Sawyer has shared voting power with respect to 8,925,214 shares and shared dispositive power with respect to 8,584,164 shares. Of those 8,925,214 shares, 8,584,164 shares are owned of record by TP Sub and 341,050 shares are owned by Cecile Barker, who has granted TP Sub an irrevocable proxy to vote such shares. Mr. Sawyer may be deemed to control TP Sub because he is a managing member of JFL Investors LLC, the General Partner of JFLEI, which holds a majority of the outstanding units of TP HoldCo. Mr. Sawyer has sole voting and dispositive power with respect to the 10,000 shares that are issuable upon the exercise of options. The address of Mr. Sawyer is 2001 Jefferson Davis Highway, Suite 607, Arlington, VA 22202.
7.	Based on a Schedule 13D/A dated August 11, 2003, Mr. Glickman has shared voting power with respect to 8,925,214 shares and shared dispositive power with respect to 8,584,164 shares. Of those 8,925,214 shares, 8,584,164 shares are owned of record by TP Sub and 341,050 shares are owned by Cecile Barker, who has granted TP Sub an irrevocable proxy to vote such shares. Mr. Glickman may be deemed to control TP Sub because he is both a managing member of JFL Investors LLC, the General Partner of JFLEI, which holds a majority of the outstanding units of TP HoldCo, and a member of the management committee of TP HoldCo. Mr. Glickman has sole voting and dispositive power with respect to the 10,000 shares that are issuable upon the exercise of options. The address of Mr. Glickman is 450 Park Avenue, 6th Floor, New York, NY 10022.
8.	Mr. Barker has shared voting and shared dispositive power over 341,050 shares with respect to which he has (i) granted TP Sub an irrevocable proxy to vote such shares and (ii) agreed to contribute such shares to TP Sub upon their becoming unencumbered. In addition, Mr. Barker has sole voting and dispositive power with respect to the 30,000 shares that are issuable upon the exercise of options. The address of Mr. Barker is c/o OAO Technology Solutions, Inc. 7500 Greenway Center Drive, 16th Floor, Greenbelt, Maryland, 20770.
9.	Includes 2,000 shares held by his spouse.

TRANSACTIONS IN SHARES DURING THE PAST SIXTY DAYS. The Company does not have any knowledge of transactions in the shares of OAOT’s common stock effectuated in the past 60 days by the persons and parties listed above.

B-2

ANNEX C

EXCERPTS FROM THE GENERAL CORPORATION LAW OF THE

STATE OF DELAWARE RELATING TO THE RIGHTS OF

DISSENTING STOCKHOLDERS PURSUANT TO SECTION 262

262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to section 228 or section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

THE DEPOSITARY FOR THE OFFER IS:

Mellon Investor Services LLC

BY FIRST CLASS MAIL:	BY HAND:	BY OVERNIGHT DELIVERY:
Mellon Investor Services LLC Reorganization Department Post Office Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Reorganization Department 120 Broadway, 13th Floor New York, NY 10271	Mellon Investor Services LLC Reorganization Department 85 Challenger Road Mail Drop-Reorg. Ridgefield Park, NJ 07660

FOR NOTICE OF GUARANTEED DELIVERY

BY FACSIMILE TRANSMISSION:

201-296-4293

TO CONFIRM FACSIMILE TRANSMISSION ONLY:

201-296-4860

FOR TELEPHONE ASSISTANCE:

800-777-3674

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer materials from the Information Agent as set forth below, and they will be furnished promptly at the Company’s expense. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

Morrow & Co., Inc.

445 Park Avenue, 5th Floor

New York, New York 10022

E-mail: oaot.info@morrowco.com

Banks and Brokerage Firms, Please Call (800) 654-2468

Stockholders, Please Call (800) 607-0088

All Others Call Collect: (212) 754-8000